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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMDURA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               AMDURA CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   023426703
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                C. DAVID BUSHLEY
               SENIOR VICE PRESIDENT--FINANCE AND ADMINISTRATION
                          AND CHIEF FINANCIAL OFFICER
                               AMDURA CORPORATION
                             900 MAIN STREET SOUTH
                              SUITE 2A, BUILDING B
                                  P.O. BOX 870
                       SOUTHBURY, CONNECTICUT 06488-0870
                                 (203) 262-0570
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            RONALD D. WEST, ESQUIRE
                             KIRKPATRICK & LOCKHART
                              1500 OLIVER BUILDING
                      PITTSBURGH, PENNSYLVANIA 15222-5379
                                 (412) 355-6500

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                       [Letterhead of Amdura Corporation]

                                                                  March 22, 1995

Dear Stockholder:

     On March 15, 1995, Amdura Corporation entered into a definitive merger agreement with FKI plc, a British corporation, and ADU Acquisition Inc., a U.S. subsidiary of FKI, which provides for the acquisition of all the outstanding Common Stock of Amdura by FKI and ADU for $2.30 per share in cash.

     Pursuant to the merger agreement, ADU has today commenced a tender offer for all of Amdura's outstanding Common Stock. Certain stockholders of Amdura, who own approximately 54% of the shares on a fully diluted basis, have agreed to tender their shares pursuant to the offer. Following consummation of the tender offer, Amdura will merge with ADU and, as a result, become a wholly owned subsidiary of FKI. The holders of shares of Common Stock who do not tender their shares into the offer will be entitled to receive $2.30 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT WITH FKI AND ADU AND RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES.

     Enclosed with this letter is ADU's Offer to Purchase and a letter of transmittal instructing you how to tender your shares. These documents set forth the terms and conditions of ADU's tender offer. Attached to this letter is a copy of Amdura's Schedule 14D-9 (without the bulky exhibits), which sets forth the reasons for the Board's recommendation and the background of the transaction.

     The Schedule 14D-9 and ADU's offering materials should be read carefully.

        On behalf of the Amdura Board of Directors,

                                          Sincerely,

                                          James A. Bach
                                          President and
                                          Chief Operating Officer

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is AMDURA Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 900 Main Street South, Suite 2A, Building B, P.O. Box 870, Southbury, Connecticut 06488-0870. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to a tender offer made by ADU Acquisition Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of FKI plc, a company organized under the laws of England ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated March 22, 1995, to purchase all outstanding Shares at $2.30 per Share, net to the seller in cash (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 15, 1995 (the "Merger Agreement"), among Parent, Purchaser and the Company, which provides for the making of the Offer by Purchaser, upon the terms and subject to the conditions of the Merger Agreement, and for the subsequent merger (the "Merger") of Purchaser with and into the Company, which will continue as the surviving corporation (the "Surviving Corporation") following the Merger, among other things. The obligations of Purchaser under the Merger Agreement are guaranteed by Parent. A copy of the Merger Agreement is filed as Exhibit (a) hereto and is incorporated herein by reference.

     Concurrently with entering into the Merger Agreement, Purchaser and Internationale Nederlanden (U.S.) Capital Corporation, Investors Trading AB, The Network Company II Limited and Orcas Limited Partnership (together, the "Stockholders") entered into a Stockholders Agreement, dated as of March 15, 1995, pursuant to which, upon the terms set forth therein, each Stockholder has agreed to tender and sell, in accordance with the terms of the Offer, all Shares owned (beneficially or of record) by such Stockholder. Further, each Stockholder has agreed not to withdraw its Shares from the Offer unless (a) the Company's Board of Directors (the "Board") has withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger or the Merger Agreement in order to approve any Third Party Transaction (as defined below) which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and Merger taken together, (b) the Merger Agreement is terminated, (c) the Merger Agreement is amended in any way which adversely affects such Stockholder, or (d) such Stockholder's Shares have not been accepted for payment and paid for by June 13, 1995. As of March 15, 1995, the Stockholders owned (either beneficially or of record) Shares constituting approximately 54% of the Shares on a fully diluted basis. A copy of the Stockholders Agreement is filed as Exhibit (b) hereto and is incorporated herein by reference. Certain Stockholders owning (either beneficially or of record) approximately 38% of the Shares on a fully diluted basis have entered into a Supplemental Stockholders Agreement, dated as of March 15, 1995 (the "Supplemental Stockholders Agreement"), with Purchaser in which those Stockholders have agreed that if the Offer is terminated because of the failure of any condition thereof and a Third Party Transaction is consummated within 180 days thereafter, then each such Stockholder will pay to Purchaser a fee equal to: (a) if any Shares of that Stockholder were sold, exchanged, disposed of or canceled in the Third Party Transaction, 50% of the excess, if any, of (i) the consideration per Share received by that Stockholder for the Shares so sold, exchanged, disposed of or canceled over (ii) $2.30 (the "Per Share Amount"), multiplied by the number of Shares so sold, exchanged, disposed of or canceled; and (b) if no Shares of that Stockholder were sold, exchanged, disposed of or canceled in the Third Party Transaction but that Stockholder received a distribution in respect of its Shares as a result of the Third Party Transaction, 50% of the excess, if any, of
(i) the amount per Share distributed to that Stockholder divided by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction over (ii) the Per Share Amount, multiplied by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction and then by the number of Shares then owned by that Stockholder.

A copy of the Supplemental Stockholders Agreement is filed as Exhibit (c) hereto and is incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of Purchaser are located at c/o FKI Industries Inc., 425 Post Road, Fairfield, Connecticut 06430-0970.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements and understandings between the Company and its directors, executive officers and affiliates and between the Company and Parent and Purchaser are set forth below:

     (i) MERGER AGREEMENT. On March 15, 1995, the Company, Parent and the Purchaser entered into the Merger Agreement. The following description of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit (a) hereto and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Merger Agreement. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the condition (the "Minimum Condition") that at least the number of Shares that constitute a majority of the Shares on a fully diluted basis, including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights or upon consummation of the settlement of certain class actions against the Company and others (the "Class Action Settlement"), and certain other conditions that are described in Section 14 of the Offer to Purchase. Purchaser and Parent have agreed that no change may be made in the Offer without the prior written consent of the Company which decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the number of Shares sought to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in Section 14 of the Offer to Purchase, amends or changes the terms and conditions of the Offer in any manner adverse to the holders of Shares or changes or waives the Minimum Condition.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer which constitute a majority of the Shares on a fully diluted basis, Purchaser will be entitled to designate such number of directors as will constitute a majority of the total number of directors on the Board (giving effect to the directors elected as described in this sentence), and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such time, the Company will use its best efforts to cause persons designated by Purchaser to constitute a majority of (i) each committee of the Board (some of the members of which may be required to be independent by applicable law), (ii) each board of directors of each domestic subsidiary of the Company (each, a "Subsidiary" and collectively, the "Subsidiaries") and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

     Amendments. The Merger Agreement states that, following the election or appointment of Purchaser's designees to the Board as described in the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, and extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder will require the concurrence of a majority of those directors of the Company then in office who were not designated by Purchaser or if no such directors are then in office, no such amendment,

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termination, extension or waiver will be effected which is materially adverse to the holders of Shares (other than Parent and its subsidiaries).

     No Solicitation of Transactions. The Company has agreed that, until the Merger Agreement has been terminated according to its terms (as described below), neither it nor any Subsidiary will, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Third Party Transaction; provided, however, that nothing contained in the Merger Agreement will prohibit the Board from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited proposal by such person with respect to a Third Party Transaction if, and only to the extent that, (i) such person is, in the good faith judgment of the Board (or a duly designated committee thereof) after consultation with its advisors, capable of effecting a Third Party Transaction which would be more favorable to the Company's stockholders than the Offer and the Merger taken together, and (ii) prior to furnishing confidential information to such person the Company obtains from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated as of November 21, 1994, between Parent and the Company (the "Confidentiality Agreement"). The Company has also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made. The Company has also agreed not to release any third party from any confidentiality or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

     "Third Party Transaction" is defined in the Merger Agreement to mean any of the following: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of 50% or more of the outstanding stock or all or a substantial part (other than in the ordinary course of business) of the assets of a material Subsidiary; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares, whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), at the time of filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"), Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect wholly owned subsidiary of Parent. The Merger Agreement provides that, notwithstanding the foregoing, Parent may elect instead, at any time prior to the fifth business day immediately preceding the date on which the Proxy Statement (as hereinafter defined) is mailed initially to the Company's stockholders, to merge the Company into Purchaser or another direct or indirect wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) will be canceled and converted automatically into the right to receive the amount payable with respect to such Share in the Merger.

     Pursuant to the Merger Agreement, each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of Common Stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, and

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

subject to the requirements of sections of the Merger Agreement that provide for indemnification of directors and officers (as described herein), the Certificate of Incorporation and Bylaws of the Company as in effect immediately prior to the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company, acting through the Board, will, subject to the fiduciary duties of the Board, if required by law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting").

     Proxy Statement. The Merger Agreement provides that the Company will, as soon as practicable following consummation of the Offer, file with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") to be sent to its stockholders in connection with the Stockholders' Meeting and will cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has also agreed, subject to the fiduciary duties of the Board, to include in the Proxy Statement the unanimous recommendation of the Board that the Stockholders of the Company approve and adopt the Merger Agreement and the Merger and to use its reasonable best efforts to obtain such approval and adoption. To the extent permitted by law, Parent and Purchaser have each agreed to vote all Shares beneficially owned by them in favor of the Merger.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions: (a) the Merger Agreement and the Merger having been approved and adopted by the stockholders of the Company to the extent required by Delaware Law and the Company's Certificate of Incorporation; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), having expired or been terminated; (c) no investigation being threatened or pending by the Committee on Foreign Investment in the United States under Section 721 of the Defense Production Act of 1950, as amended, popularly known as the Exon-Florio Amendment (the "Exon-Florio Act"), with respect to any of the transactions contemplated by the Merger Agreement; (d) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; and (e) Purchaser or its permitted assignee having purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser will be entitled to assert the failure of the condition described in clause (e) if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Treatment of Stock Options. Under the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares (in each case, an "Option") granted under the Company's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), whether or not then exercisable, will be canceled by the Company, and each holder of a canceled Option will be entitled to receive from Purchaser, at the time that payment for Shares is made by Purchaser in connection with the Offer, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of $2.30 over the exercise price per Share previously subject to such Option.

     Indemnification and Insurance. The Merger Agreement provides that, if the Offer is consummated, Parent, Purchaser and the Company will, and from and after the Effective Time, Parent and the Surviving Corporation will, maintain the rights to indemnification of officers and directors provided for in the Bylaws of the Company as in effect on the date of the Merger Agreement with respect to indemnification for acts and

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omissions occurring prior to the Effective Time, including, without limitation, the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that the Company will, from and after the date of the Merger Agreement and to and including the Effective Time, and the Surviving Corporation will, for six years from the Effective Time, maintain in effect the current directors' and officers' liability insurance policies maintained by the Company for the persons presently covered by such policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such persons so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 110% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be approximately $185,000 in the aggregate) and, in the event the cost of such coverage will exceed that amount, the Surviving Corporation will purchase as much coverage as possible for that amount.

     The Merger Agreement provides that the obligations of the Company or the Surviving Corporation with respect to the above-described provisions regarding indemnification and insurance may not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary and agent to whom those indemnification and insurance provisions apply without the consent of each affected director, officer, employee, fiduciary and agent.

     The Merger Agreement provides that, in the event that the Company or the Surviving Corporation should fail, at any time from and after the Purchaser's Election Date (as hereinafter defined), to comply with any of the above-described indemnification and insurance obligations for any reason, Parent will be responsible therefor. Parent has agreed to perform such obligations unconditionally without regard to any defense or other basis for nonperformance which the Company or the Surviving Corporation may have or claim (except any claim that performance is prohibited by applicable Delaware Law). Parent, Purchaser and the Company intend that the officers, directors, employees, fiduciaries and agents of the Company and its Subsidiaries will be fully indemnified and that the above-described indemnification and insurance obligations will be a primary obligation of Parent and not merely a guarantee by Parent of the obligations of the Company or the Surviving Corporation.

     Parent, Purchaser and the Company have also agreed that, in the event the Company, the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of the Company, the Surviving Corporation or Parent, as the case may be, or at Parent's option, Parent, will assume the above-described indemnity and insurance obligations.

     Employee Benefits. Pursuant to the Merger Agreement, Parent has agreed that, for a period of one year following the Effective Time, Parent will cause the Surviving Corporation to provide employees of the Subsidiaries (excluding employees covered by collective bargaining agreements) with pension, insurance and other similar benefits following the Effective Time which are, in the aggregate, at least as favorable to those employees as the benefits provided for those employees by the Company as of the date of the Merger Agreement.

     Treatment of Series B Preferred Stock. The Merger Agreement provides that, at the Effective Time, each share of Series B Cumulative Convertible Preferred Stock, par value $.01 per share, of the Company (the "Company Preferred Stock") issued and outstanding immediately prior to the Effective Time (each a "Preferred Share") will be canceled and will be converted automatically into the right to receive in cash an amount equal to $2,500.00 plus all accrued but unpaid dividends on such Preferred Share payable, without interest, to the holder of such Preferred Share upon surrender of the certificate that formerly evidenced such Preferred Share.

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

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to its financial statements and filings with the Commission, the absence of certain changes concerning or events relating to the Company's business, its compliance with law, litigation, properties and assets, leases, environmental matters and brokers.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the consummation of the Offer, the Company will, and will cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and will furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request. Parent and Purchaser have agreed to keep such information confidential in accordance with the Confidentiality Agreement described in Item 3(b)(iv) below.

     The Company has agreed that, to the extent permitted by applicable law, in order to facilitate the continuing operation of the Company by Parent and Purchaser from and after the completion of the Offer without disruption and to assist in an achievement of an orderly transition in the ownership and management of the Company, from the date of the Merger Agreement and until completion of the Offer, the Company, Parent and Purchaser will cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with employees.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has agreed that, between the date of the Merger Agreement and the election or appointment of Purchaser's designees to the Board upon the purchase by Purchaser of any Shares pursuant to the Offer (the "Purchaser's Election Date"), unless otherwise contemplated by the Merger Agreement or unless Parent otherwise agrees in writing, the businesses of the Company and its Subsidiaries will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides by way of amplification and not limitation of the above-described covenant, that, except as contemplated therein, neither the Company nor any material Subsidiary will, between the date of the Merger Agreement and Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following, without the prior written consent of
Parent: (a) amend or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to stock options outstanding on the date of the Merger Agreement or upon conversion of Preferred Shares or upon consummation of the Class Action Settlement) or (ii) any assets of the Company or any Subsidiary, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for required dividends on the Preferred Shares and except for such declarations, set asides, dividends and other distributions made from any Subsidiary to its corporate parent); (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business; (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in the ordinary course of business in salaries or wages of employees of the Company or any Subsidiary who are not officers of the

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

Company or any Subsidiary, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any such plan proposed to be adopted; (g) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (h) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the consolidated balance sheet of the Company and the Subsidiaries as at December 31, 1994 (the "1994 Balance Sheet") included in the Company's annual report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K") or subsequently incurred in the ordinary course of business and consistent with past practice; (i) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; or (j) take or offer or propose to take, or agree to take in writing, or otherwise, any of the actions described above or any action that would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

     Further Action. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and the Exon-Florio Act with respect to the transactions contemplated by the Merger Agreement, (ii) subject to the fiduciary duties of the Board, use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, and (iii) except as contemplated by the Merger Agreement, use its reasonable best efforts not to take any action, or enter into any transaction, which would cause any of its representations or warranties contained in the Merger Agreement to be untrue or result in a breach of any covenant made by it in the Merger Agreement.

     Under the Merger Agreement, Parent has agreed to take all action necessary to cause Purchaser to perform all of Purchaser's, and the Surviving Corporation to perform all of the Surviving Corporation's, agreements, covenants and obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that Parent will be liable for any breach of any representation, warranty, covenant or agreement of Purchaser therein and for any breach of the above-described covenant.

     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement then in office are required to use their reasonable best efforts to take all such action.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of the
Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company prior to Purchaser's Election Date; (b) by Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before September 30, 1995; provided, however, that the right to terminate the Merger Agreement as described in this clause (b) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court or other governmental authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Parent if (i) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth in
Section 14 of the Offer to Purchase, Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or shall have approved or recommended approval of any Third Party Transaction, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement,
(B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure to pay for Shares shall have been caused by or resulted from any material representation or warranty of the Company in the Merger Agreement proving to be untrue or incorrect in any material respect as of the date of the Merger Agreement or the Company having failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement or
(ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement in order to approve any Third Party Transaction which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together; provided, however, that any such termination described in this clause (ii) will not be effective until the Company has made payment to Purchaser of the Fee (as hereinafter defined) and has deposited with a mutually acceptable escrow agent $500,000 for reimbursement to Parent and Purchaser of Expenses (as hereinafter defined).

     The Merger Agreement provides that, in the event that the Merger Agreement is terminated pursuant to any of the provisions described in clause (c)(ii) or clause (d)(ii) of the preceding paragraph, then the Company will pay Parent promptly a fee of $2,500,000 (the "Fee"), which amount will be payable in immediately available funds, plus all Expenses. Under the Merger Agreement, the term "Expenses" means all out-of-pocket expenses, up to $500,000 in the aggregate (including, without limitation, fees and expenses payable to all investment banking firms, other financial institutions, counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses) actually incurred or accrued by Parent or Purchaser or on their behalf in connection with the transactions contemplated by the Merger Agreement, and actually incurred or accrued by investment banking firms, other financial institutions and other persons and assumed by Parent and Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring of the transactions contemplated by the Merger Agreement and any agreements relating thereto.

     Except as set forth in the preceding three paragraphs, all costs and expenses incurred in connection with the Merger Agreement, the Stockholders Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any such transaction is consummated.

     (ii) STOCKHOLDERS AGREEMENT. On March 15, 1995, Purchaser and the Stockholders entered into the Stockholders Agreement. The following description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholders Agreement, a copy of which has been filed as Exhibit (b) hereto and is incorporated herein by reference.

     Pursuant to the Stockholders Agreement, upon the terms set forth therein, each Stockholder has agreed to tender and sell, in accordance with the terms of the Offer, all Shares owned by such Stockholder. Further, each Stockholder has agreed not to withdraw its Shares from the Offer unless the Board has withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger or the Merger Agreement in order to approve any Third Party Transaction which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together. As of March 15, 1995, the Stockholders owned (either beneficially or of record) Shares constituting approximately 54% of the Shares on a fully diluted basis.

     The Stockholders Agreement provides that each Stockholder will not, and will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Stockholder's voting rights, charge, or other encumbrance of any nature whatsoever with respect to that Stockholder's Shares owned as of the date of the Stockholders Agreement or that may thereafter be acquired by that Stockholder at any time prior to the termination of the Stockholders Agreement as to that Stockholder.

     The Stockholders Agreement provides that, subject to the fiduciary duties as a director of the Company of any representative or agent of any Stockholder who is such a director as contemplated in the Merger Agreement, each Stockholder will not, directly or indirectly, through any agent or representative or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to, participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any Third Party Transaction at any time prior to the termination of the Stockholders Agreement as to that Stockholder.

     The Stockholders Agreement provides that, from and after the date of the Stockholders Agreement, Parent and Purchaser (the "Indemnifying Parties") jointly and severally will indemnify and hold harmless each of the Stockholders (collectively the "Indemnified Parties" and individually an "Indemnified Party") against any loss, damage or expense (including reasonable attorney's fees and disbursements) actually incurred by any such Indemnified Party to the extent arising from any Company stockholders or third party claim, suit or demand in connection with the Stockholders Agreement or the transactions contemplated by the Merger Agreement (a "Third Party Claim"). For purposes of the Stockholders Agreement, a Third Party Claim expressly excludes any claim, suit or demand brought or instituted by any partner, investor, stockholder or affiliate of any Indemnified Party. The Stockholders Agreement provides that the Indemnified Parties will give the Indemnifying Parties prompt written notice of any Third Party Claim which they believe will give rise to indemnification under the Stockholders Agreement; provided, however, that the failure to give such notice will not affect the liability of the Indemnifying Parties under the Stockholders Agreement unless and to the extent the failure to give such notice adversely affects the ability of the Indemnifying Parties to defend themselves or to mitigate the damages sought in such Third Party Claim. The Stockholders Agreement provides that the Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim in its name or in the name of any Indemnified Party at the Indemnifying Parties' expense and with counsel selected by agreement of the Indemnified Parties, and reasonably acceptable to Parent, which will be the only counsel for the Indemnified Parties, and only the Indemnifying Parties will have the right to settle or compromise any such Third Party Claim; provided, however, that (i) the Indemnifying Parties will only be responsible for the first $50,000 in fees and disbursements of such counsel in defending the Indemnified Parties in any such Third Party Claim and the Indemnified Parties will be responsible for such legal fees and disbursements in excess of $50,000, and (ii) the Indemnifying Parties will not, without the Indemnified Parties' written consent, settle or compromise any claim or consent to any entry of judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Parties a release from all liability in respect of such Third Party Claim. The Stockholders Agreement provides that the Indemnified Parties will cooperate in the defense of any such Third Party Claim and that, if the Indemnifying Parties, within a reasonable time after notice of a Third Party Claim, fail to defend the Indemnified Parties, the Indemnified Parties will be entitled to undertake the defense, compromise or settlement of such Third Party Claim at the expense of (subject to the limitations described above) and for the account and risk of the Indemnifying Parties subject to the rights of the Indemnifying Parties to assume the defense of such Third Party Claim at any time prior to the settlement, compromise or final determination thereof. The Stockholders Agreement provides that, notwithstanding the above-described provisions, any Indemnified Party may engage counsel of its own choice; provided, however, that all of the fees and disbursements of such counsel will be the sole responsibility of such Indemnified Party.

     The Stockholders Agreement provides that it will terminate upon the termination of the Merger Agreement. It also provides that any Stockholder may terminate the Stockholders Agreement as to itself if (a) the Merger Agreement has been amended in any way which adversely affects that Stockholder, (b) the Offer has not been commenced within 10 business days after the date of the Stockholders Agreement or (c) that Stockholder's Shares have not been accepted for payment and paid for within 90 days after the date of the Stockholders Agreement.

     (iii) SUPPLEMENTAL STOCKHOLDERS AGREEMENT. Certain Stockholders owning (either beneficially or of record) approximately 38% of the Shares on a fully diluted basis have also entered into the Supplemental Stockholders Agreement with Purchaser in which those Stockholders have agreed that if the Offer is terminated because of the failure of any condition thereof and a Third Party Transaction is consummated within 180 days thereafter, then each such Stockholder will pay to Purchaser a fee equal to: (a) if any Shares of that Stockholder were sold, exchanged, disposed of or canceled in the Third Party Transaction, 50% of the excess, if any, of (i) the consideration per Share received by that Stockholder for the Shares so sold, exchanged, disposed of or canceled over (ii) the Per Share Amount, multiplied by the number of Shares so sold, exchanged, disposed of or canceled; and (b) if no Shares of that Stockholder were sold, exchanged, disposed of or canceled in the Third Party Transaction but that Stockholder received a distribution in respect of its Shares as a result of the Third Party Transaction, 50% of the excess, if any, of
(i) the amount per Share distributed to that Stockholder divided by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction over (ii) the Per Share Amount, multiplied by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction and then by the number of Shares then owned by that Stockholder.

     The foregoing summary of the Supplemental Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Supplemental Stockholders Agreement, a copy of which is filed as Exhibit
(c) hereto and is incorporated herein by reference.

     (iv) CONFIDENTIALITY AGREEMENT. On November 21, 1994, the Company and Parent entered into the Confidentiality Agreement, pursuant to which the Company agreed to supply certain information to Parent and its representatives, and Parent agreed to treat, and to cause its representatives to treat, such information as confidential and to limit, and to cause its representatives to limit, the use of such information to the evaluation of a possible transaction involving the Company.

     The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d) hereto and is incorporated herein by reference.

     (v) LIMITED LIABILITY AND INDEMNIFICATION. Section 102(b)(7) of the Delaware Law permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. Article X of the Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (A) for any breach of that director's duty of loyalty to the Company or its stockholders, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under Section 174 of the Delaware Law, or (D) for any transaction from which that director derived an improper personal benefit.

     Under Section 145 of the Delaware Law, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of occupying certain positions of or on behalf of the corporation. Article VI of the Company's Bylaws provides that the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against certain costs and expenses. Article VI further permits the Company to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under the Delaware Law. In this regard, the Company has entered into Indemnity Agreements with all of its directors and executive officers, obligating the Company to indemnify such parties with respect to certain matters to the fullest extent provided by applicable law. The Company has purchased directors' and officers' liability insurance. Pursuant to the Merger Agreement, Parent and the Surviving Corporation have made certain covenants with respect to indemnification and insurance arrangements. See "Merger Agreement--Indemnification and Insurance" above.

     (vi) SUPPLEMENTAL SEVERANCE PLAN. Pursuant to amendments to the Company's Supplemental Severance Plan adopted by the Board and the Compensation Committee of the Board on March 14, 1995: (i) James A. Bach, President and Chief Operating Officer of the Company, and C. David Bushley, Senior Vice President--Finance and Administration and Chief Financial Officer of the Company, will each be entitled to receive a lump sum payment equal to his "base salary" (defined as his annual salary at the time of a "Change of Control" of the Company, as defined in that
Plan) 90 days after a Change of Control, so long as he remains continuously employed throughout such 90-day period (which lump sum payment will not be made if he resigns prior to the 90th day); (ii) if the employment of Mr. Bach or Mr. Bushley is terminated without cause (defined to include any substantial change in current duties, responsibilities, reporting relationships (other than reporting to an applicable group president), place of employment, or salary and benefits) prior to the 90th day after a Change of Control, Mr. Bach will immediately be entitled to receive a payment equal to 1 1/2 times his base salary and will continue to receive his employee benefits for 18 months thereafter, and Mr. Bushley will immediately be entitled to receive a payment equal to two times his base salary and will continue to receive his employee benefits for 24 months thereafter; (iii) if the employment of Mr. Bach or Mr. Bushley is terminated without cause between 90 days and two years after a Change of Control, Mr. Bach will immediately be entitled to receive a payment equal to six months of his then-current salary and will continue to receive his employee benefits for six months thereafter, and Mr. Bushley will immediately be entitled to receive a payment equal to 12 months of his then-current salary and will continue to receive his employee benefits for 12 months thereafter; and (iv) if Mr. Bach or Mr. Bushley remains employed two years after a Change of Control, then a new severance and/or employee agreement will be negotiated with that employee on terms no less favorable than those applicable to similarly situated executives. For purposes of the Supplemental Severance Plan, the purchase of Shares pursuant to the Offer would constitute a Change of Control.

     (vii) OTHER TRANSACTIONS. John W. Gildea, a director of the Company, is the General Partner and Managing Director of Gildea Management Co., L.P., which has been an advisor to The Network Company II Limited; Robert LeBuhn, a director of the Company, was throughout 1994 Chairman of Investor International (U.S.), Inc., an affiliate of Investor AB; and Tracey L. Rudd, a director of the Company, is an executive officer of ING Equity Partners L.P. I, an affiliate of Internationale Nederlanden Bank N.V. According to Schedules 13D and amendments thereto filed by such parties with the Commission, The Network Company II Limited, Investor International AB, an affiliate of Investor AB, and Internationale Nederlanden (U.S.) Finance Corporation, an affiliate of Internationale Nederlanden Bank N.V., are the beneficial owners of approximately 6.9%, 19.9% and 18.8%, respectively, of the issued and outstanding Shares. The Network Company II Limited, Investor International (U.S.), Inc. and Internationale Nederlanden Bank N.V. were three of the lenders under the Company's Senior and Subordinated Term Loan Agreements which were terminated on September 30, 1994 (the "Old Loan Agreements"). At December 31, 1994, there was no outstanding principal indebtedness of the Company under the Old Loan Agreements. During the year ended December 31, 1994, the Company paid aggregate interest under the Old Loan Agreements of $1,281,773 including interest payments to The Network Company II Limited, Investor International (U.S.), Inc. and Internationale Nederlanden Bank N.V. of $47,662, $273,665 and $317,150, respectively.

     Except as described above, to the best knowledge of the Company, as of the date hereof, there is no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and: (i) the Company's executive officers, directors or affiliates; or (ii) Purchaser or its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)-(b) Background; Reasons for the Recommendation; Recommendation. During 1993 and 1994, the Board periodically reviewed the Company's strategic alternatives, including possible acquisitions and other business combination transactions with various companies and businesses based in the United States and abroad, with a view toward enhancing stockholder value. During this period, the Board also considered various disposition alternatives, including the possible disposition of the Company's wholly owned subsidiaries, The Crosby Group, Inc. ("Crosby") or The Harris Waste Management Group, Inc. ("Harris"), separately.

     The Board had reached the conclusion during this period that, in order for the Company as an independent entity to enhance stockholder value within a reasonable timeframe, significant growth through acquisitions was critical. However, due largely to the Company's relatively small size and the relative illiquidity of the Shares (approximately 90% of the Shares on an outstanding basis are held by seven entities), the Company has experienced difficulty in effecting acquisitions of complementary businesses of significant size on acceptable terms. In January 1994, Crosby acquired all of the assets and properties of the "Golden Gate" safety-gated hook business of E.D. Bullard Company for consideration consisting of $1,250,000 in cash and the assumption by Crosby of certain specified liabilities and contractual obligations. In addition, in March 1994, Harris acquired substantially all of the assets of two wholly owned subsidiaries of Elcor Corporation that manufactured and serviced scrap metal shears and balers and waste processing balers and densifiers for consideration of $5,377,500, which was paid through the issuance of 2,151 Preferred Shares.

     In 1994, among other business combination transactions considered, the Company initiated discussions regarding a possible business combination transaction with Spreckels Industries, Inc. ("Spreckels"), which operated a division that manufactured materials-handling equipment that the Company believed would be complementary to product lines of Crosby. The Company and Spreckels entered into a confidentiality agreement, exchanged various information and held discussions concerning the parameters of a possible transaction. In December 1994, after having held several discussions with members of senior management of Spreckels that did not lead to an agreement, the Company announced publicly an unsolicited proposal to effect a stock-for-stock merger with Spreckels as a result of which the stockholders of the Company would own approximately 42 percent of the combined entity. In early January 1995, the Board of Directors of Spreckels rejected the Company's proposal. No further discussions between representatives of Spreckels and the Company have been held.

     In November 1994, Parent contacted Donaldson, Lufkin and Jenrette Securities Corporation ("DLJ"), the Company's financial advisor, and expressed interest in exploring a transaction involving Crosby. On November 21, 1994, Parent entered into the Confidentiality Agreement with the Company and was provided with certain confidential information concerning Crosby.

     At meetings of the Board held during December 1994 and January 1995, the Company's strategic alternatives, including each of the various business acquisition, business combination and disposition opportunities under consideration by the Company, were discussed and explored. Parent's stated interest in acquiring Crosby was discussed.

     At a meeting held in January 1995, the Board ratified the retention of DLJ to act as the financial advisor to the Company in connection with business acquisition, combination or disposition transactions involving the Company or its subsidiaries. DLJ had been acting in such capacity on an informal basis prior to that time. A description of the relevant terms of that engagement is set forth below in Item 5.

     On January 5, 1995, representatives of the Company and Parent met to discuss Parent's interest in acquiring Crosby. The possibility of Parent having an interest in acquiring the entire business of the Company was also discussed. No agreement was reached regarding either possibility during that meeting. Representatives of Parent thereafter visited the primary facilities of Harris.

     On February 2, 1995, representatives of the Company and Parent met to discuss the possibility of a business combination transaction involving Parent and the Company. During that meeting, Parent's representatives stated that Parent would not be willing to engage in any further due diligence efforts or otherwise pursue such a transaction unless Parent were given an exclusive right to conduct due diligence during a certain period and unless the Company agreed not to solicit inquiries or proposals concerning or engage in negotiations with others regarding a business combination transaction involving the Company or its subsidiaries during that period.

     Thereafter, representatives of Parent submitted a draft agreement to the Company containing the provisions described above, among others. The terms of that agreement were negotiated during the next several days, and the final form of that agreement (the "Due Diligence Agreement") was submitted to the Board for consideration. The Due Diligence Agreement provided, among other things, that
(i) during the term of that agreement, the Company would not solicit, initiate contact with, provide confidential information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, any person (other than Parent) interested in a business combination transaction with the Company or any of its subsidiaries except to the extent required to satisfy the Board's fiduciary duties, and (ii) in certain limited circumstances, the Company would reimburse Parent's actual out-of-pocket due diligence expenses in an amount up to $150,000. At a meeting held on February 10, 1995, the Board, after reviewing the terms of the Due Diligence Agreement and the strategic alternatives then available to the Company, authorized the Company to enter into the Due Diligence Agreement with Parent. Parent thereafter conducted a due diligence review of the Company as a whole.

     During the term of the Due Diligence Agreement, the Company received other indications of interest in possible transactions involving the Company as a whole or one or the other of Crosby and Harris. No negotiations were conducted with, and no proposal for a transaction was received from, those parties during the period while the Due Diligence Agreement was in effect, although, on March 6, 1995, the Company received a written expression of interest in a business combination transaction involving the entire company from a party (the "Other Party").

     On March 1, 1995, representatives of the Company and Parent met to explore various alternative acquisition structures pursuant to which a business combination transaction could be effected between Parent and the Company. No agreement was reached during that meeting. On March 8, 1995, the Due Diligence Agreement expired by its terms. The Company has no further obligations pursuant to that agreement.

     On March 9, 1995, representatives of the Company held a meeting with representatives of the Other Party, who had entered into a confidentiality agreement with the Company. The Company's representatives told the Other Party's representatives that the Company was engaged in discussions with another potential purchaser and that the Other Party had to be prepared to complete its due diligence and formulate a proposal quickly. The representatives of the Other Party indicated that they understood the situation. The Company thereafter provided the Other Party with various information that it had requested.

     On March 10, 1995, representatives of the Company and Parent met in New York to discuss the expiration of the "exclusivity" period under the Due Diligence Agreement, the likelihood that Parent would make a proposal to acquire the entire equity interest in the Company and the principal terms thereof (including a proposed price of $2.20 per Share). At that meeting, representatives of Parent stated that Parent would not enter into an acquisition agreement with the Company unless certain stockholders (who owned more than 50% of the Shares on a fully-diluted basis) agreed to sell their Shares to Parent in connection with a transaction.

     Over the weekend of March 11-12, drafts of an acquisition agreement and a stockholders agreement were provided to and reviewed by counsel for the Company and certain Stockholders. The draft acquisition agreement stated, among other things, that the Company could not furnish information to, or enter into discussions with, any person with respect to an unsolicited Third Party Transaction unless the Board determined in good faith, after consultation with independent legal counsel, that such action was required for the Board to comply with its fiduciary duties to stockholders imposed by Delaware Law. In addition, under that draft, under certain circumstances, Parent would have been entitled to a "break-up" fee and reimbursement of expenses (collectively, a "termination fee") of up to $3,500,000.

     On March 13, 1995, representatives of the Company and Parent agreed to meet on March 14th to discuss their positions on Parent's acquisition proposal, and representatives of Parent informed the Company that, if an acquisition agreement was not completed by March 15, Parent would terminate all discussions concerning an acquisition of the Company.

     Representatives of the Company contacted a representative of the Other Party on March 14, 1995 to inquire about, among other things, the status of the Other Party's due diligence review of the Company and whether it would be prepared to submit a proposal to acquire the Company in the near future. The Other Party's representative indicated that, although it had completed its preliminary valuation of the Company, the Other Party would insist upon an exclusive three to four week due diligence period prior to making any firm proposal. The Company's representatives asked what that representative believed would be the Other Party's level of interest upon completion of that period. That representative replied that, preliminarily, the Other Party was contemplating an offer of $2.00 in cash and $.50 in subordinated debentures or similar securities per Share.

     Representatives of the Company and Parent met on the afternoon of March 14, 1995 primarily to discuss the draft acquisition agreement. After extensive negotiations, Parent's representative proposed, among other things, an acquisition price of $2.30 in cash per Share, a termination fee of up to $2,500,000 and that the Company could furnish information to, or enter into discussions with, any person with respect to an unsolicited Third Party Transaction if that person had delivered to the Company a written offer to enter into such a transaction that the Board determined in the exercise of its good faith judgment was more favorable to the stockholders of the Company than the Offer and the Merger taken together, and which the Company's financial advisors had advised the Board could likely be financed.

     That evening, the Board met to discuss Parent's acquisition proposal with its legal and financial advisors and to review related developments since the last Board meeting. Prior to the Board meeting, representatives of certain stockholders met with a representative of the Company and informed him that there were still substantial differences between those stockholders and Parent concerning the provisions of the proposed stockholders agreement. The Board was informed of this fact at the meeting. Counsel for the Company reviewed with the Board the principal terms of the proposed acquisition agreement, focusing particularly on the no-shop, termination fee and termination provisions. DLJ described to the Board its financial analyses of the Company and the proposed transaction. DLJ stated that Parent's proposed price appeared to be within the range of fairness.

     After extensive discussions of these presentations and a review of the Company's financial condition and prospects, among other matters, the Board decided to recess the meeting until the following evening to permit further negotiations and directed the Company's management to attempt to improve the terms of the acquisition agreement, particularly the no-shop and termination provisions.

     On March 15, 1995, counsel for and management of the Company met with representatives of Parent to discuss the Board's concerns with Parent's proposal of March 14th. Concurrently, representatives of certain stockholders were meeting with representatives of Parent in an attempt to finalize the proposed stockholders agreement. In the late afternoon of March 15, Parent presented the Company with its "final" proposal which contained substantially the terms set forth in the Merger Agreement, including a substantially liberalized no-shop provision and an increase in the potential termination fee of $500,000.

     In the early evening of March 15, the meeting of the Board was reconvened. Management, the Company's counsel and DLJ reviewed Parent's final proposal and noted that the Company had been able to achieve the liberalized no-shop provision that it had been seeking. Management stated that it believed that

Parent was serious about this proposal being its final one. After extensive discussion, it was agreed that the Company would request a reduction in the termination fee, but that if that proposal was rejected, the Company should nevertheless enter into the Merger Agreement. Messrs. Whitridge and Bach were appointed as a committee of the Board (the "Committee") to oversee the completion of the process. It was also noted at the Board meeting that the Stockholders still had certain outstanding issues with Parent on the Stockholders Agreement and the Supplemental Stockholders Agreement.

     After the Board meeting, the Committee met with representatives of Parent to review Parent's acquisition proposal. Parent stated that it was unwilling to modify its proposal and was prepared to terminate all further discussions. Later that evening, the Committee was informed that the Stockholders had resolved their final issues with Parent, and DLJ delivered its written opinion to the Committee.

     The Merger Agreement and the Stockholders Agreement were finalized and executed and the press release announcing execution of the Merger Agreement and the Offer was released on March 16, 1994. Subsequent to the execution of the Merger Agreement and the public announcement of the Offer, the Company received an inquiry from another party with respect to a possible business combination transaction. That party has not indicated any particular level of interest and has not requested that any information be provided or exchanged.

     As discussed above, prior to approving the Merger Agreement and the transactions contemplated thereby, the Board received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisor. In determining to enter into the Merger Agreement, the Board considered many factors, including, but not limited to, the following:

   (i) the relationship between the price to be paid pursuant to the Offer and the Merger and the current and recent historical market prices for the Shares (including the fact that the consideration to be received by stockholders pursuant to the Offer and the Merger represents a 23% premium over the average of the closing prices on the days on which trades in the Shares have been reported during the period from January 2, 1995 to March 15, 1995, the date prior to the announcement of the Offer and the Merger Agreement);

   (ii) information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, current economic and market conditions and trends, historical market prices, price to earnings multiples, and recent trading patterns of the Shares, market prices and financial data relating to other companies engaged in similar businesses to the Company's, and the prices and premiums paid to others in recent acquisition transactions, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

  (iii) the terms and conditions of the Offer, the Merger Agreement and the Stockholders Agreement;

   (iv) the fact that the Offer and the Merger are not conditioned on Parent or Purchaser obtaining financing to consummate the Offer and the Merger;

    (v) alternatives to the Offer and the Merger that might be available to the Company, including seeking offers from third parties (The Board noted that, while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Company may furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding takeover proposals, so long as certain criteria are met. The Board also considered the termination fee that would be payable to Parent under certain circumstances in the event of a termination of the Merger Agreement and concluded that this amount was reasonable in light of the benefits of the Offer and the Merger and was necessary to induce Parent to enter into the Merger Agreement); and

   (vi) the opinion of DLJ that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders from a financial point of view. A copy of the full text of DLJ's written opinion, dated March 15, 1995, is attached hereto and is filed as Exhibit (e) hereto and is incorporated herein by reference. Stockholders are urged to read that opinion in its entirety for the assumptions made, matters considered and limits of the review undertaken by DLJ. DLJ's opinion is directed only to the fairness of the cash consideration to be received by the holders of Shares and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote on the Merger.

     THE BOARD UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained DLJ to act as its exclusive financial advisor, commencing as of January 1, 1995, with respect to a possible sale, merger, consolidation or other business combination involving all or a substantial amount of the business, securities or assets of the Company or any of its Subsidiaries. The Company has agreed to pay DLJ (i) a monthly retainer fee of $10,000, payable as of February 1, 1995 and on the first business day of every month thereafter for the period of its engagement, (ii) a fee of $350,000 payable at the time DLJ notified the Board that it was prepared to deliver its initial opinion with respect to the transaction with Parent, and (iii) upon consummation of the Offer and the Merger, a fee equal to (a) 2% of the first $15 million of "Aggregate Sale Consideration" plus (b) 1% of the Aggregate Sale Consideration in excess of $15 million. "Aggregate Sale Consideration" is defined as the aggregate amount of all cash and non-cash consideration received by the Company and/or its stockholders from the Offer and the Merger (treating all shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt securities assumed or preferred stock redeemed or remaining outstanding in connection with the Offer and the Merger, less the amounts to be paid as described in clauses (i) and (ii) of the preceding sentence. The Company also agreed to reimburse DLJ for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify DLJ and certain related persons against certain liabilities, including liability under the federal securities laws.

     DLJ is an internationally recognized investment banking firm and, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of its business, DLJ from time to time may effect transactions and hold positions in securities of the Company.

     Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company in connection with the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except for: (i) the Stockholders entering into the Stockholders Agreement; and (ii) the Company granting stock options to purchase an aggregate of 755,000 Shares, including grants to the following directors and executive officers of the Company in the indicated amounts: James A. Bach (313,125 Shares); C. David Bushley (321,875 Shares); Frederick W. Whitridge, Jr. (50,000 Shares); Marvin L. Dimond (35,000 Shares); and Paul C. Meyer (35,000 Shares). The stock options granted in (ii) above have an exercise price of $1.625 per Share, and vest in their entirety immediately upon a "change of control" which, for purposes of these stock options, would include the purchase of Shares by Purchaser pursuant to the Offer.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates currently intend to tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as described in Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for, or other acquisition of, securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     In connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, the Company will furnish to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Agreement and Plan of Merger, dated as of March 15, 1995, among Parent, Purchaser and the Company.

     (b) Stockholders Agreement, dated as of March 15, 1995, among Purchaser, Internationale Nederlanden (U.S.) Capital Corporation, Investors Trading AB, The Network Company II Limited and Orcas Limited Partnership.

     (c) Supplemental Stockholders Agreement, dated as of March 15, 1995, among Purchaser, Internationale Nederlanden (U.S.) Capital Corporation, The Network Company II Limited and Orcas Limited Partnership.

     (d) Confidentiality Agreement, dated November 21, 1994, between the Company and Parent.

     (e) Opinion of DLJ dated March 15, 1995.*
- ---------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMDURA CORPORATION

                                               /S/ C. DAVID BUSHLEY
                                          By:

                                               C. David Bushley
                                               Senior Vice President--Finance
                                          and
                                               Administration and Chief
                                          Financial Officer

Dated: March 22, 1995

                         AGREEMENT AND PLAN OF MERGER

                                    AMONG

                                   FKI PLC,

                             ADU ACQUISITION INC.

                                     AND

                              AMDURA CORPORATION

                          DATED AS OF MARCH 15, 1995

                              TABLE OF CONTENTS

                                                                                                                            PAGE
                                                                                                                            ----
                                                             ARTICLE I

                                                             THE OFFER

 SECTION 1.01.   The Offer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
 SECTION 1.02.   Company Action   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3


                                                            ARTICLE II

                                                            THE MERGER

 SECTION 2.01.   The Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
 SECTION 2.02.   Effective Time; Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
 SECTION 2.03.   Effect of the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
 SECTION 2.04.   Certificate of Incorporation; By-laws.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
 SECTION 2.05.   Directors and Officers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
 SECTION 2.06.   Conversion of Securities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
 SECTION 2.07.   Employee Stock Options   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
 SECTION 2.08.   Dissenting Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
 SECTION 2.09.   Surrender of Shares and Preferred Shares; Stock Transfer Books   . . . . . . . . . . . . . . . . . . . . . .  7


                                                            ARTICLE III

                                           REPRESENTATIONS AND WARRANTIES OF THE COMPANY

 SECTION 3.01.   Organization and Qualification; Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
 SECTION 3.02.   Certificate of Incorporation and By-laws   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
 SECTION 3.03.   Capitalization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
 SECTION 3.04.   Authority Relative to this Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
 SECTION 3.05.   No Conflict; Required Filings and Consents   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
 SECTION 3.06.   Compliance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
 SECTION 3.07.   SEC Filings; Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
 SECTION 3.08.   Absence of Certain Changes or Events   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
 SECTION 3.09.   Absence of Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 SECTION 3.10.   Offer Documents; Schedule 14D-9  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 SECTION 3.11.   Properties and Assets; Leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
 SECTION 3.12.   Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
 SECTION 3.13.   Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

                                                            ARTICLE IV

                                      REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

 SECTION 4.01.   Corporate Organization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
 SECTION 4.02.   Authority Relative to this Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
 SECTION 4.03.   No Conflict; Required Filings and Consents; Absence of Litigation.   . . . . . . . . . . . . . . . . . . . . 15
 SECTION 4.04.   Offer Documents; Proxy Statement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
 SECTION 4.05.   Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
 SECTION 4.06.   Financing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17


                                                             ARTICLE V

                                              CONDUCT OF BUSINESS PENDING THE MERGER

 SECTION 5.01.   Conduct of Business by the Company Pending the Purchaser's Election Date   . . . . . . . . . . . . . . . . . 17


                                                            ARTICLE VI

                                                       ADDITIONAL AGREEMENTS

 SECTION 6.01.   Stockholders Meeting   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
 SECTION 6.02.   Proxy Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
 SECTION 6.03.   Company Board Representation; Section 14(f)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
 SECTION 6.04.   Access to Information; Confidentiality   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
 SECTION 6.05.   No Solicitation of Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
 SECTION 6.06.   Directors, and Officers, Indemnification and Insurance   . . . . . . . . . . . . . . . . . . . . . . . . . . 21
 SECTION 6.07.   Notification of Certain Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
 SECTION 6.08.   Further Action; Reasonable Best Efforts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
 SECTION 6.09.   Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
 SECTION 6.10.   Class Action Settlement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
 SECTION 6.11.   Public Announcements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
 SECTION 6.12.   Parent Guarantee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23


                                                            ARTICLE VII

                                                     CONDITIONS TO THE MERGER

 SECTION 7.01.   Conditions to the Merger   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

                                                           ARTICLE VIII

                                                 TERMINATION, AMENDMENT AND WAIVER

 SECTION 8.01.   Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
 SECTION 8.02.   Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
 SECTION 8.03.   Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
 SECTION 8.04.   Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
 SECTION 8.05.   Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26


                                                            ARTICLE IX

                                                        GENERAL PROVISIONS

 SECTION 9.01.   Non-Survival of Representations, Warranties and Agreements   . . . . . . . . . . . . . . . . . . . . . . . . 27
 SECTION 9.02.   Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
 SECTION 9.03.   Certain Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
 SECTION 9.04.   Severability   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
 SECTION 9.05.   Entire Agreement; Assignment   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
 SECTION 9.06.   Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
 SECTION 9.07.   Specific Performance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
 SECTION 9.08.   Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
 SECTION 9.09.   Headings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
 SECTION 9.10.   Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30


 ANNEX A  Conditions to the Offer

                                  Glossary of Defined Terms

                                                                                  Location of
Defined Term                                                                       Definition
- ------------                                                                      ------------
affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (a)
Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Preamble
beneficial owner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (b)
Blue Sky Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.05 (b)
Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
business day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (c)
Certificate of Merger . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.02
Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.09 (b)
CFIUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 7.01 (c)
Class Action Settlement . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 6.10
Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Preamble
Company Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Company Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.06 (b)
Confidentiality Agreement . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 6.04 (c)
control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (d)
controlled by . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (d)
Delaware Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Disclosure Schedule . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.01
Dissenting Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.08 (a)
DLJ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.02 (a)
Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.02
Environmental Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.12 (a)
Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (a)
Exon-Florio Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.05 (b)
Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 8.03 (b)
Fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 8.03 (a)
GAAP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.07 (b)
Hazardous Substances  . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.12 (a)
HSR Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.05 (b)
Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.11
March 15 Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.02 (a)
Material Adverse Effect . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.01
Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Merger Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.09 (b)
Minimum Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (a)
1994 Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.07 (c)
Offer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Offer Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (b)
Offer to Purchase . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (b)

Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.07
Parent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Preamble
Paying Agent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.09 (a)
Per Share Amount  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Permitted Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.13
person  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (e)
Preferred Share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.06 (b)
Preferred Per Share Amount  . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.06 (b)
Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 4.04
Purchaser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Preamble
Purchaser's Election Date . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 5.01
Schedule 14D-1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (b)
Schedule 14D-9  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.02 (b)
SEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.01 (b)
SEC Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.07 (a)
Securities Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.07 (a)
Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Stockholders Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . .      Recitals
Stockholders Meeting  . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 6.01
Stock Option Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.07
Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 3.01
subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (f)
Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 2.01
Third Party . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 8.03 (e)
Third Party Transaction . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 8.03 (e)
Transactions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 1.02 (a)
under common control with . . . . . . . . . . . . . . . . . . . . . . . . .      Sec. 9.03 (d)

         AGREEMENT AND PLAN OF MERGER, dated as of March 15, 1995 (this "Agreement"), among FKI plc, a company organized under the laws of England ("Parent"), ADU Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), and Amdura Corporation, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent, through Purchaser, to acquire the Company upon the terms and subject to the conditions set forth herein; and

         WHEREAS, in furtherance of such acquisition, it is proposed that Purchaser shall make a cash tender offer (the "Offer") to acquire all the issued and outstanding shares of Common Stock, par value $.01 per share, of the Company ("Company Common Stock", shares of Company Common Stock being hereinafter collectively referred to as the "Shares") for $2.30 per Share net to the seller in cash, without interest thereon, (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount") upon the terms and subject to the conditions of this Agreement and the Offer; and

         WHEREAS, the Boards of Directors of Parent and Purchaser have unanimously approved the making of the Offer and the transactions related thereto; and

         WHEREAS, the Board of Directors of the Company (the "Board") has unanimously approved the making of the Offer and resolved and agreed, subject to the terms and conditions contained herein, to recommend that holders of Shares tender their Shares pursuant to the Offer; and

         WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each approved the merger (the "Merger") of Purchaser with and into the Company in accordance with the General Corporation Law of the State of Delaware ("Delaware Law") following the consummation of the Offer and upon the terms and subject to the conditions set forth herein; and

         WHEREAS, Purchaser and certain stockholders of the Company (the "Stockholders") have entered into a Stockholders Agreement, and certain of those Stockholders have also entered into a Supplemental Stockholders Agreement, each dated as of the date hereof (collectively, the "Stockholders Agreement"), providing for the agreement of the Stockholders to tender pursuant to the Offer all Shares owned by such Stockholders subject to the terms and conditions of the Stockholders Agreement;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

                                   ARTICLE I.


                                   THE OFFER

         SECTION 1.01. The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01 and none of the events set forth in Annex A hereto shall have occurred and remain in effect (unless such event shall have been waived by Purchaser), Parent shall cause Purchaser to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Purchaser shall commence, the Offer at the Per Share Amount as promptly as reasonably practicable, but in no event later than five business days after the public announcement of this Agreement and shall keep the Offer open for 20 business days or, subject to applicable law, such longer period as Parent and Purchaser may determine (x) is required because of a failure to satisfy one or more of the conditions set forth in Annex A hereto or (y) could result in not less than 90% of the Shares on a fully diluted basis being tendered and not withdrawn (except that there shall be only one extension of the Offer pursuant to this clause (y) and it shall not exceed 10 business days from the original expiration date of the Offer), or as may be agreed to by the Company and Parent. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject only to (i) the condition (the "Minimum Condition") that at least the number of Shares that constitute a majority of the then outstanding Shares on a fully diluted basis, including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights or upon consummation of the Class Action Settlement, shall have been validly tendered and not withdrawn at or prior to the expiration of the Offer and (ii) the satisfaction or waiver of the other conditions set forth in Annex A hereto. Purchaser expressly reserves the right to waive any such condition (other than the Minimum Condition), to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that (notwithstanding
Section 8.04) no such change may be made without the prior written consent of the Company which (A) decreases the price per Share payable in the Offer, (B) changes the form of consideration payable in the Offer, (C) reduces the number of Shares sought to be purchased in the Offer, (D) imposes conditions to the Offer in addition to those set forth in Annex A hereto, (E) amends or changes the terms and conditions of the Offer in any manner adverse to the holders of Shares or (F) changes or waives the Minimum Condition. The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), Purchaser shall accept for payment and pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn.


         (b) As soon as reasonably practicable on the date of commencement of the Offer, Parent and Purchaser shall file with the Securities and Exchange Commission (the "SEC") and disseminate to holders of Shares to the extent required by law a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto, the "Schedule 14D-1") with respect to the Offer and the other Transactions (as hereinafter defined). The Schedule 14D-1 shall contain or shall incorporate by reference an offer to purchase relating to the Offer (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). The information provided and to be provided by Parent, Purchaser and the Company for use in the Schedule 14D-1 and the other Offer Documents shall not, on the date the Schedule 14D-1 is filed with the SEC, and on the date the Offer Documents are first published, sent or given to stockholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and Parent, Purchaser and the Company agree promptly to correct any such information provided by any of them for use in the Schedule 14D-1 or the other Offer Documents that shall have become false or misleading and to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and such Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. The Schedule 14D-1 shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. Parent and Purchaser will provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or Purchaser may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt thereof and will provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal response of Parent, Purchaser or their counsel. In the event that the Offer is terminated or withdrawn by Purchaser, Parent and Purchaser shall cause all tendered Shares to be returned to the registered holders of the Shares represented by the certificate or certificates surrendered to the Paying Agent.

         SECTION 1.02.  Company Action. (a) The Company hereby represents that
(i) the Board, at a meeting duly called and held on March 15, 1995 (the "March 15 Meeting"), has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including, without limitation, each of the Offer and the Merger (the "Transactions"), are fair to and in the best interests of the holders of Shares, (B) approved this Agreement, the Stockholders Agreement and the Transactions and the acquisition of Shares pursuant to the Stockholders Agreement as provided in Section 203(a) of the General Corporation Law of the State of Delaware (the "Delaware Law"), (C) authorized the execution and delivery of this Agreement, and (D) after considering its fiduciary duties under applicable law, resolved to recommend, subject to the conditions set forth herein, that the stockholders of the Company accept the Offer and approve and adopt this Agreement and the Transactions, and (ii) Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has delivered to the Board a written opinion that the consideration to be received by the holders of Shares pursuant to each of the Offer and the Merger is fair to such holders from a financial point of view. The Company has been authorized by DLJ, subject to prior review by such financial advisor, to include such fairness opinion (or references thereto) in the Offer Documents and in the Schedule 14D-9 and the Proxy Statement. Subject to the fiduciary duties of the Board under applicable law, the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described above.

         (b) As soon as reasonably practicable on or after the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing, subject to the fiduciary duties of the Board under applicable law, the recommendation of the Board described in Section 1.02(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable federal securities laws. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent, Purchaser and their counsel shall be given an opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. The Company will provide Parent and Purchaser and their counsel with a copy of any written comments or telephonic notification of any verbal comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt thereof and will provide Parent and Purchaser and their counsel with a copy of any written responses and telephonic notification of any verbal response of the Company or its counsel.

         (c) The Company shall promptly cause its transfer agent to furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of the most recent date reasonably practicable, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Shares as of the most recent date reasonably practicable. The Company shall furnish Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably request in connection with the Offer. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Offer and the Merger, and, if this Agreement shall be terminated in accordance with Section 8.01, shall deliver promptly to the Company all copies of such information then in their possession and shall certify in writing to the Company their compliance with this Section 1.02(c).

                                  ARTICLE II.


                                  THE MERGER

         SECTION 2.01. The Merger. Upon the terms and subject to the conditions hereof, and in accordance with Delaware Law, as soon as practicable after satisfaction or, if permissible, waiver of the conditions set forth in
Article VII, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). Notwithstanding anything to the contrary contained in this Section 2.01, Parent may elect instead, at any time prior to the fifth business day immediately preceding the date on which the Proxy Statement (as defined in Section 4.04) is mailed initially to the Company's stockholders, to merge the Company into Purchaser or another direct or indirect wholly-owned subsidiary of Parent; provided, however, that the Company shall not be deemed to have breached any of its representations, warranties or covenants herein by reason of the effects of such election. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and to provide, as the case may be, that Purchaser or such other wholly-owned subsidiary of Parent shall be the Surviving Corporation.


         SECTION 2.02. Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") and such other documents as are required by Delaware Law to be filed with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the "Effective Time").


         SECTION 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware
Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser (including, without limitation, all indemnification contracts of the Company) shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.


         SECTION 2.04.  Certificate of Incorporation; By-laws.  Subject to
Section 6.06, and unless Parent elects to merge the Company into Purchaser or another direct or indirect subsidiary of Parent pursuant to the third sentence of Section 2.01 (in which case the Certificate of Incorporation and By-laws of Purchaser or such other subsidiary, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-laws of the Surviving Corporation), at the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the

By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.


         SECTION 2.05. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.


         SECTION 2.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the Shares:


         (a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as hereinafter defined) and any Shares held by Purchaser or Parent) shall be cancelled and shall be converted automatically into the right to receive in cash an amount equal to the Per Share Amount payable, without interest, to the holder of such Share upon surrender, in the manner provided in Section 2.09, of the certificate that formerly evidenced such Share;

         (b) Each share of Series B Cumulative Convertible Preferred Stock, par value $.01 per share, of the Company (the "Company Preferred Stock") issued and outstanding immediately prior to the Effective Time (each a "Preferred Share") shall be cancelled and shall be converted automatically into the right to receive in cash an amount equal to $2,500.00 plus all accrued but unpaid dividends on such Preferred Share (the "Preferred Per Share Amount") payable, without interest, to the holder of such Preferred Share upon surrender, in the manner provided in Section 2.09, of the certificate that formerly evidenced such Preferred Share;

         (c) Each share of capital stock of the Company held in the treasury of the Company shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

         (d) Each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

         SECTION 2.07. Employee Stock Options. At the Effective Time, each outstanding option to purchase Shares (in each case, an "Option") granted under the Company's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled option shall be entitled to receive from Purchaser at the same time as payment for Shares is made by Purchaser in connection with the Offer, in consideration for the cancellation of such option, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option.

         SECTION 2.08. Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with
Section 262 of Delaware Law (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration (as hereinafter defined). Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.09, of the certificate or certificates that formerly evidenced such Shares.


         (b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law in respect of Dissenting Shares and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

         SECTION 2.09. Surrender of Shares and Preferred Shares; Stock Transfer Books. (a) Prior to the Effective Time, Purchaser shall designate a bank or trust company reasonably satisfactory to the Company to act as agent (the "Paying Agent") for the holders of Shares and Preferred Shares in connection with the Merger to receive the funds to which holders of Shares and Preferred Shares shall become entitled pursuant to Sections 2.06(a) and (b), respectively. Immediately prior to the Effective Time, Parent shall cause Surviving Corporation to have sufficient funds to deposit, and shall cause Surviving Corporation to deposit in trust with the Paying Agent, cash in the aggregate amount equal to (i) the product of (x) the number of Shares outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Purchaser and Shares as to which dissenters' rights have been exercised as of the Effective Time) and (y) the Per Share Amount, plus (ii) the product of (x) the number of Preferred Shares outstanding immediately prior to the Effective Time and (y) the Preferred Per Share Amount. Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $100 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise); provided, however, that no loss on any investment made pursuant to this Section 2.09 shall relieve Parent or the Surviving

Corporation of its obligation to pay the Per Share Amount for each Share and the Preferred Per Share Amount for each Preferred Share outstanding immediately prior to the Effective Time.


         (b) As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail or cause to be mailed to each person who was, at the Effective Time, a holder of record of a Share entitled to receive the Per Share Price pursuant to Section 2.06(a) or a Preferred Share entitled to receive the Preferred Per Share Price pursuant to Section 2.06(b) (the "Merger Consideration") a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares or Preferred Shares (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share or Preferred Share formerly evidenced by such Certificate, and such Certificate shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the distribution of the Merger Consideration.

         (c) At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares or Preferred Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it) and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Shares or Preferred Shares for any Merger Consideration delivered in respect of such Shares or Preferred Shares to a public official pursuant to any abandoned property, escheat or other similar law.

         (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of Shares or Preferred Shares on the records of the Company. From and after the Effective Time, the holders of Shares and Preferred Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or Preferred Shares except as otherwise provided herein or by applicable law.


                                  ARTICLE III.


                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Parent and Purchaser that:

         SECTION 3.01. Organization and Qualification; Subsidiaries. Each of the Company and each subsidiary of the Company (a "Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. When used in connection with the Company or any Subsidiary, the term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, operations, properties or condition (financial or otherwise) of the Company and the Subsidiaries taken as a whole. A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation of each Subsidiary and the percentage of the outstanding capital stock of each Subsidiary owned by the Company and each other Subsidiary, is set forth in Section 3.01 of the Disclosure Schedule delivered concurrently with the execution and delivery of this Agreement by the Company to Parent (the "Disclosure Schedule"). Except as disclosed in such
Section 3.01, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, other than indirect equity and similar interests held for investment which are not, in the aggregate, material to the Company.


         SECTION 3.02. Certificate of Incorporation and By-laws. The Company has heretofore furnished to Parent a complete and correct copy of the Certificate of Incorporation and the By-laws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Such Certificates of Incorporation, By-laws and equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary is in violation of any provision of its Certificate of Incorporation, By-laws or equivalent organizational documents. The provisions of Article VII of the Company's Certificate of Incorporation, as amended, have been validly and effectively waived as to all of the Transactions.

         SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of 75,000,000 Shares and 2,500,000 Shares of preferred stock, par value $.0l per share. As of the date of this Agreement, (i) 24,665,160 Shares are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no Shares are held in the treasury of the Company,
(iii) 2,151,000 Shares are issuable upon conversion of the outstanding Preferred Shares, (iv) 2,936,324 Shares are issuable upon exercise of outstanding stock options granted pursuant to the Stock Option Plan, and (v) 564,302 Shares are issuable pursuant to the Class Action Settlement. Of the authorized shares of preferred stock, par value $.01 per share, as of the date of this Agreement, there are 2,151 Preferred Shares issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no shares are held in the treasury of the Company. Except as set forth in this Section 3.03 or Section 3.03 of the Disclosure Schedule, or pursuant to the Class Action Settlement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. Section 3.03 of the Disclosure Schedule sets forth, as to each outstanding option, the exercise price and the number of Shares covered thereby. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other person. Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and, except as set forth on Section 3.03 of the Disclosure Schedule, each such share owned by the Company or another Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.


         SECTION 3.04. Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to which it is a party, subject, with respect to the Merger, to any required approval of the stockholders of the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary for it to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares and the filing of the Certificate of Merger as required by Delaware Law). The Board has taken all action necessary under Delaware Law to ensure that the restrictions on business combinations set forth in Section 203 of Delaware Law do not, and will not, apply with respect to or as a result of the Transactions or the execution and delivery of the Stockholders Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting generally the enforcement of creditors rights and by the availability of equitable remedies. No further action is required and no further conditions need be satisfied in connection with the consummation of the Merger under the provisions of Section 203(a)(i) of the Delaware Law.


         SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not: (i) conflict with or violate the Certificate of Incorporation or By-laws of the Company or any Subsidiary, (ii) assuming that required filings under the HSR Act (as hereinafter defined), the Exon-Florio Act (as hereinafter defined) and Delaware Law are made by the appropriate parties, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected; provided, however, that the Company makes no representation or warranty with respect to any federal, state or foreign laws relating to antitrust or competition, or (iii) except as set forth in Section
3.05 of the Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, in the cases of (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which do not, individually or in the aggregate, have a Material Adverse Effect.


         (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any governmental or regulatory authority to be obtained or made by the Company, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, state securities or "blue sky" laws ("Blue Sky Laws") and state takeover laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), and the notification requirements under Section 721 of the Defense Production Act of 1950, as amended, popularly known as the Exon-Florio Amendment (the "Exon-Florio Act"), and filing and recordation of appropriate merger documents as required by Delaware Law or (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Offer or the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and does not, individually or in the aggregate, have a Material Adverse Effect.


         SECTION 3.06. Compliance. Neither the Company nor any Subsidiary is in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (ii) except as set forth in Section 3.06 of the Disclosure Schedule, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any

Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except for any such defaults or violations that do not, individually or in the aggregate, have a Material Adverse Effect.


         SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1992, including its annual report on Form 10-K for the year ended December 31, 1994 (collectively, the "SEC Reports"). The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) except for preliminary material, did not, at the time they were filed (or at the effective date thereof in the case of registration statements), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is currently required to file any form, report or other document with the SEC under Section 12 of the Exchange Act.


         (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis ("GAAP") throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position, results of operations and changes in stockholders' equity and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

         (c) Except as (i) and to the extent set forth on the consolidated balance sheet of the Company and its consolidated subsidiaries as at December 31, 1994, including the notes thereto (the "1994 Balance Sheet"), (ii) set forth in Section 3.07(c) of the Disclosure Schedule or (iii) disclosed in any SEC Report filed by the Company after December 31, 1994, neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 1994 and those liabilities and obligations which would not, individually or in the aggregate, be material in amount.


         SECTION 3.08. Absence of Certain Changes or Events. Since December 31, 1994, the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 1994, except as contemplated by this Agreement or disclosed in any SEC Report filed since December 31, 1994 and prior to the date of this Agreement or as set forth in Section 3.08 of the Disclosure Schedule, there has not been
(i) any event having, individually or in the aggregate, a Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of its securities, or

(iii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any officers or key employees of the Company or any Subsidiary, except in the ordinary course of business consistent with past practice.


         SECTION 3.09. Absence of Litigation. Except as disclosed in the most recent SEC Report or on the 1994 Balance Sheet or in Section 3.09 of the Disclosure Schedule, there is no claim, action, proceeding or investigation pending or, to the best knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which (i) individually or in the aggregate, is reasonably likely to have a Material Adverse Effect (other than any claim, action, proceeding or investigation seeking to delay or prevent the consummation of any Transaction) or (ii) as of the date hereof, seeks to delay or prevent the consummation of any Transaction. As of the date hereof, neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award having, individually or in the aggregate, a Material Adverse Effect.


         SECTION 3.10. Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the respective times the Schedule 14D-9, the Offer Documents, or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Purchaser or Parent for inclusion in the Schedule 14D-9. The Schedule 14D-9 shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.


         SECTION 3.11. Properties and Assets; Leases. Except for Permitted Liens (as hereinafter defined) the Company and its Subsidiaries have defensible title to all their properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the 1994 Balance Sheet as being owned by the Company and its Subsidiaries as of the date thereof or purported to be owned on the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases by any of the Company or its Subsidiaries are held under valid instruments enforceable by the Company or its Subsidiaries in accordance with their respective terms.


         For purposes of this Agreement, "Permitted Liens" means, collectively,
(A) any liens, pledges or other encumbrances ("Liens") for current taxes and assessments not yet past due, (B) any Liens arising from or permitted under the Company's bank credit facility existing on the date of this Agreement, (C) inchoate mechanics' and materialmen's Liens for construction in progress,

(D) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or the Subsidiaries and (E) all Liens and other imperfections of title and encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect.


         SECTION 3.12. Environmental Matters. (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) those substances defined as hazardous in or regulated as hazardous under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) radon; (E) any other contaminant; and (F) any substance with respect to which a federal, state or local agency requires environmental investigation, monitoring, reporting or remediation; and (ii) "Environmental Laws" means any federal, state or local law relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances into the environment; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) otherwise relating to pollution of the environment or the protection of human health.


         (b) Except as described in Section 3.12 of the Disclosure Schedule or the most recent SEC Report: (i) the Company and each Subsidiary is in compliance with all applicable Environmental Laws, except for noncompliance that individually or in the aggregate do not have a Material Adverse Effect;
(ii) the Company and each Subsidiary have obtained all permits, licenses and other material governmental authorizations required under applicable Environmental Laws, and are in compliance with the terms and conditions thereof, except for failures to obtain or noncompliance that individually or in the aggregate do not have a Material Adverse Effect; (iii) neither the Company nor any of its Subsidiaries has received written notice of, or, to the best knowledge of the Company, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or noncompliance with any Environmental Law that individually or in the aggregate would have a Material Adverse Effect; and (iv) to the best knowledge of the Company, there is no environmental condition on any of the properties currently or formerly owned or leased by the Company or any Subsidiary that individually or in the aggregate has a Material Adverse Effect.


         SECTION 3.13. Brokers. No broker, finder or investment banker (other than DLJ) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and DLJ pursuant to which such firm would be entitled to any payment relating to the Transactions.

                                  ARTICLE IV.


            REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
            ------------------------------------------------------

         Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

         SECTION 4.01. Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and, in the case of Purchaser, in good standing or, in the case of Parent, not in liquidation or the subject of any petition or proposed resolution or other proceeding for its liquidation, under the laws of the jurisdiction of its incorporation and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a material adverse effect on the ability of Parent and Purchaser to perform their obligations hereunder and to consummate the Transactions.


         SECTION 4.02. Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms.


         SECTION 4.03. No Conflict; Required Filings and Consents; Absence of Litigation. (a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, (i) conflict with or violate the Articles of Association, Certificate of Incorporation or By-laws of either Parent or Purchaser, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent Parent and Purchaser from performing their respective obligations under this Agreement and consummating the Transactions.


         (b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, the London Stock Exchange, Blue Sky Laws and state takeover laws, the HSR Act, the Exon-Florio Act and filing and recordation of appropriate merger documents as required by Delaware Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Transactions, or otherwise prevent Parent or Purchaser from performing their respective obligations under this Agreement.

         (c) There is no claim, action, proceeding or investigation pending or, to the best knowledge of Parent or Purchaser, threatened against Parent or Purchaser before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which seeks to delay or prevent the consummation of any Transaction.

         SECTION 4.04. Offer Documents; Proxy Statement. The Offer Documents will not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading provided that no representation is made with respect to information supplied by the Company expressly for inclusion in the Offer Documents. The information supplied by Parent for inclusion in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (as hereinafter defined) (such proxy statement, as amended and supplemented, being referred to herein as the "Proxy Statement") and Schedule 14D-9 will not, on the date the Proxy Statement or Schedule 14D-9 (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.


         SECTION 4.05. Brokers. No broker, finder or investment banker (other than Wertheim Schroder & Co. Incorporated) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser.

         SECTION 4.06. Financing. Parent has and will have available to it at the time Purchaser is required to pay for Shares under the terms of the Offer, and will make available to Purchaser, sufficient funds to permit Purchaser to acquire all the outstanding Shares in the Offer and the Merger.



                                   ARTICLE V.


                     CONDUCT OF BUSINESS PENDING THE MERGER
                     --------------------------------------

         SECTION 5.01. Conduct of Business by the Company Pending the Purchaser's Election Date. The Company covenants and agrees that, between the date of this Agreement and the election or appointment of Purchaser's designees to the Board pursuant to Section 6.03 (the "Purchaser's Election Date"), unless otherwise contemplated by this Agreement or unless Parent shall otherwise agree in writing, the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any Material Subsidiary shall, between the date of this Agreement and the Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:


         (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

         (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Options outstanding on the date hereof or upon conversion of Preferred Shares or upon consummation of the Class Action Settlement) or (ii) any assets of the Company or any Subsidiary, except for sales of products in the ordinary course of business and in a manner consistent with past practice;

         (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for required dividends on the Preferred Shares and except for such declarations, set asides, dividends and other distributions made from any Subsidiary to its corporate parent);

         (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

         (e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business;

         (f) except pursuant to existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice;

         (g) except as set forth in Section 5.01 of the Disclosure Schedule, increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in the ordinary course of business in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company or any Subsidiary, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any such plan proposed to be adopted;

         (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;

         (i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the 1994 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice;

         (j) settle or comprise any pending or threatened suit, action or claim which is material or which relates to any of the Transactions; or

         (k) take or offer or propose to take, or agree to take in writing, or otherwise, any of the actions described in paragraphs (a) through (j) of this Section 5.01 or any action which would result in any of the conditions to the Offer not being satisfied (other than as contemplated by this Agreement).

                                  ARTICLE VI.


                             ADDITIONAL AGREEMENTS
                             ---------------------

         SECTION 6.01. Stockholders Meeting. Subject to the fiduciary duties of the Board, the Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, (i) if required by law, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Stockholders Meeting") and (ii) include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt this Agreement and the Merger and use its reasonable best efforts to obtain such approval and adoption. To the extent permitted by law, Parent and Purchaser each agree to vote all Shares beneficially owned by them in favor of the Merger.


         SECTION 6.02. Proxy Statement. As soon as practicable following the purchase of all Shares validly tendered and not withdrawn pursuant to the Offer, the Company shall file the Proxy Statement with the SEC under the Exchange Act and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders Meeting at the earliest practicable time.


         SECTION 6.03. Company Board Representation; Section 14(f). (a) Promptly upon the purchase by Purchaser of Shares pursuant to the Offer which constitute a majority of the outstanding Shares on a fully diluted basis, Purchaser shall be entitled to designate such number of directors as shall constitute a majority of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such time, the Company shall use its best efforts to cause persons designated by Purchaser to constitute a majority of (i) each committee of the Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case to the extent permitted by applicable law.

         (b) The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 6.03 and shall include in the Schedule 14D-9 or in a separate information statement such information with respect to the Company and its officers and directors as is required under such
Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser shall supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

         (c) Following the election or appointment of designees of Purchaser pursuant to this Section 6.03, prior to the Effective Time, any amendment of this Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights hereunder shall require the concurrence of a majority of the directors of the Company then in office who were not designated by Purchaser or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than Parent and its subsidiaries).

         SECTION 6.04. Access to Information; Confidentiality. (a) From the date hereof to the consummation of the Offer, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request.

         (b) To the extent permitted by applicable law, in order to facilitate the continuing operation of the Company by Parent and Purchaser from and after the completion of the Offer without disruption and to assist in an achievement of an orderly transition in the ownership and management of the Company, from the date of this Agreement and until completion of the Offer, the Company, Parent and Purchaser shall cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with employees.

        (c)     All information obtained by Parent or Purchaser pursuant to this
Section 6.04 shall be kept confidential in accordance with the confidentiality agreement, dated November 21, 1994 (the "Confidentiality Agreement"), between Parent and the Company.

         SECTION 6.05. No Solicitation of Transactions. Until this Agreement shall have been terminated pursuant to Section 8.01, neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Third Party Transaction; provided, however, that nothing contained in this Agreement shall prohibit the Board from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited proposal by such person with respect to a Third Party Transaction if, and only to the extent that, (i) such person is, in the good faith judgment of the Board (or a duly designated committee thereof) after consultation with its advisors, capable of effecting a Third Party Transaction which would be more favorable to the stockholders than the Offer and the Merger taken together, and (ii) prior to furnishing confidential information to such person the Company obtains from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Company shall notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made. The Company agrees not to release any third party from, or waive any provision of, any confidentiality or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.


         SECTION 6.06.  Directors, and Officers, Indemnification and Insurance.

         (a) If the Offer is consummated, Parent, Purchaser and the Company shall, and from and after the Effective Time, Parent and the Surviving Corporation shall, maintain the rights to indemnification of officers and directors provided for in the By-laws of the Company as in effect on the date hereof, with respect to indemnification for acts and omissions occurring prior to the Effective Time, including, without limitation, the transactions contemplated by this Agreement.

         (b) The Company shall, from and after the date of this Agreement and to and including the Effective Time, and the Surviving Corporation shall, for six (6) years from the Effective Time, maintain in effect the current directors' and officers' liability insurance policies maintained by the Company for the persons presently covered by such policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such persons so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to or at the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(b) more than an amount per year equal to 110% of the current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be approximately $185,000 in the aggregate) and, in the event the cost of such coverage shall exceed that amount, the Surviving Corporation shall purchase as much coverage as possible for such amount.

         (c) In the event the Company, the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Corporation or Parent, as the case may be, or at Parent's option, Parent, shall assume the obligations set forth in this Section 6.06.

         (d) The obligations of the Company or the Surviving Corporation under this Section 6.06 shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary and agent to whom this Section 6.06 applies without the consent of each affected director, officer, employee, fiduciary and agent (it being expressly agreed that the directors, officers, employees, fiduciaries and agents to whom this Section
6.06 applies shall be third-party beneficiaries of this Section 6.06).

         (e) In the event that the Company or the Surviving Corporation should fail, at any time from and after the Purchaser's Election Date, to comply with any of the foregoing obligations set forth in this Section 6.06, for any reason, Parent shall be responsible therefor and hereby agrees to perform such obligations unconditionally without regard to any defense or other basis for nonperformance which the Company or the Surviving Corporation may have or claim (except any claim that performance is prohibited by applicable Delaware Law), it being the intention of this Section 6.06 that the officers, directors, employees, fiduciaries and agents of the Company and its Subsidiaries shall be fully indemnified and that the provisions of this Section
6.06 be a primary obligation of Parent and not merely a guarantee by Parent of the obligations of the Company or the Surviving Corporation.

         SECTION 6.07. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.


         SECTION 6.08. Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and the Exon-Florio Act with respect to the Transactions, (ii) subject to the fiduciary duties of the Board, use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger and (iii) except as contemplated by this Agreement, use its reasonable best efforts not to take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement then in office shall use their reasonable best efforts to take all such action.

         SECTION 6.09. Benefit Plans. For a period of one year following the Effective Time, Parent shall cause the Surviving Corporation to provide employees of the Subsidiaries (excluding for purposes of this Section 6.09 employees covered by collective bargaining agreements) with pension, insurance and other similar benefits following the Effective Time which are, in the aggregate, at least as favorable to the employees as the benefits provided for such employees by the Company as of the date hereof.


         SECTION 6.10. Class Action Settlement. The Company shall, as promptly as practicable, consummate the Stipulation of Settlement dated August 31, 1994 providing for the settlement of certain class actions against the Company and others (the "Class Action Settlement") by, among other things, the issuance of 564,302 Shares to the claimants therein. If the Company has not issued such Shares to the claimants entitled thereto within 30 days after the date of this Agreement, the Company shall promptly seek the leave of all necessary parties to issue such Shares in escrow pending the distribution of such Shares to the proper parties.


         SECTION 6.11. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party.


         SECTION 6.12. Parent Guarantee. Parent agrees to take all action necessary to cause Purchaser to perform all of Purchaser's, and the Surviving Corporation to perform all of the Surviving Corporation's, agreements, covenants and obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement. Parent shall be liable for any breach of any representation, warranty, covenant or agreement of Purchaser and for any breach of this covenant.



                                  ARTICLE VII.


                            CONDITIONS TO THE MERGER
                            ------------------------

         SECTION 7.01. Conditions to the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions:

         (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the stockholders of the Company to the extent required by Delaware Law and the Certificate of Incorporation of the Company;

         (b) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

         (c) Exon-Florio Act. No investigation shall be threatened or pending by the Committee on Foreign Investment in the United States ("CFIUS") under the Exon-Florio Act with respect to any of the Transactions;

         (d) No Order. No foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; and

         (e) Offer. Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.


                                 ARTICLE VIII.

                       TERMINATION, AMENDMENT AND WAIVER
                       ---------------------------------

         SECTION 8.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the
Company:


         (a) By mutual written consent duly authorized by the Boards of Directors of Parent and the Company prior to Purchaser's Election Date; or

         (b) By Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before September 30, 1995, provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date, or (ii) any court or other governmental authority of competent jurisdiction shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

         (c) By Parent if (i) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth in Annex A hereto, Purchaser shall have (A) failed to commence the Offer within 10 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in this Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in this Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, this Agreement, the Merger or any other Transaction or shall have approved or recommended approval of any Third Party Transaction, or shall have resolved to do any of the foregoing; or

         (d) By the Company, upon approval of the Board, if (i) Purchaser shall have (A) failed to commence the Offer within 10 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in paragraphs (f) or (g) of Annex A or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, this Agreement, the Merger or any other Transaction in order to approve any Third Party Transaction which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together; provided, however, that such termination under this clause (ii) shall not be effective until the Company has made payment to Parent of the Fee (as hereinafter defined) required to be paid pursuant to Section 8.03(a) and has deposited with a mutually acceptable escrow agent $500,000 for reimbursement to Parent and Purchaser of Expenses (as hereinafter defined).

         SECTION 8.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except as set forth in Sections 8.03 and 9.01, and nothing herein shall relieve any party from liability for any breach hereof.

         SECTION 8.03. Fees and Expenses. (a) In the event that this Agreement is terminated pursuant to Section 8.01(c)(ii) or 8.01(d)(ii); then, in such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $2,500,000 (the "Fee"), which amount shall be payable in immediately available funds, plus all Expenses (as hereinafter defined).


         (b) "Expenses" means all out-of-pocket expenses, up to $500,000 in the aggregate (including, without limitation, fees and expenses payable to all investment banking firms, other financial institutions, counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses), actually incurred or accrued by Parent or Purchaser or on their behalf in connection with the Transactions, and actually incurred or accrued by investment banking firms, other financial institutions and other persons and assumed by Parent and Purchaser in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring of the Transactions and any agreements relating thereto.

         (c) Except as set forth in this Section 8.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

         (d) In the event that the Company shall fail to pay the Fee or any Expenses when due, the term "Expenses" shall be deemed to include the costs and expenses actually incurred or accrued by Parent and Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection thereof and enforcement of this Section 8.03, together with interest on such unpaid Fee and Expenses, commencing on the date that the Fee or such Expenses became due, at a rate per annum equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank's Prime Rate plus 3.00%.

         (e) "Third Party Transaction" means any of the following: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of 50% or more of the outstanding stock or all or a substantial part (other than in the ordinary course of business) of the assets of a Material Subsidiary;
(iii) the acquisition by a Third Party of 50% or more of the outstanding Shares, whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

         SECTION 8.04.  Amendment.  Subject to the limitations set forth in
Section 6.03(c), this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that no amendment may be made which
(i) reduces the amount or changes the type of consideration into which each Share and each Preferred Share shall be converted upon consummation of the Merger, (ii) imposes conditions to the Merger in addition to those set forth in
Section 7.01 or (iii) would otherwise amend or change the terms and conditions of the Merger in any manner materially adverse to the holders of Shares. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.


         SECTION 8.05. Waiver. Subject to the limitations set forth in Section 6.03(c), at any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                  ARTICLE IX.


                              GENERAL PROVISIONS
                              ------------------

         SECTION 9.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that (i) the representations and warranties of the Company set forth in Article III shall terminate upon the purchase by Purchaser of Shares pursuant to the Offer, (ii) the agreements set forth in Articles II and IX and Sections 6.06 and 6.09 shall survive the Effective Time indefinitely and (iii) the agreements set forth in Sections 6.04(c) and 8.03 and Article IX shall survive termination indefinitely.


         SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, facsimile, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):


         if to Parent or Purchaser:

                 FKI plc
                 West House
                 King Cross Road
                 Halifax, West Yorkshire  HX1 1EB
                 England
                 Facsimile No.  (011) 44-422-330-407
                 Attention:  Company Secretary

                 ADU Acquisition Inc.
                 c/o FKI Industries Inc.
                 425 Post Road
                 Fairfield, CT  06430-0970
                 Facsimile No.  (203) 255-7101
                 Attention:  General Counsel
         with a copy to:

                 Parson & Brown
                 230 Park Avenue
                 New York, NY  10169
                 Facsimile No.  (212) 682-9112
                 Attention:  James H. Bell, Esq.

         if to the Company:

                 Amdura Corporation
                 900 Main Street, South
                 Suite 2A, Building B
                 PO Box 870
                 Southbury, CT  06488-0870
                 Facsimile No.  (203) 262-1270
                 Attention:  President

         with a copy to:

                 Kirkpatrick & Lockhart
                 1500 Oliver Building
                 Pittsburgh, PA  15222
                 Facsimile No.:  (412) 355-6501
                 Attention:  Ronald D. West, Esq.


         SECTION 9.03. Certain Definitions. For purposes of this Agreement, the term:

         (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

         (b) "beneficial owner" with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

         (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

         (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

         (e) "person" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

         (f) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

         SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall, subject to Section 1.02(d), negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.


         SECTION 9.05. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.04(c), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Purchaser may assign all or any of Purchaser's rights and obligations hereunder to any wholly-owned subsidiary of Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.


         SECTION 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

         SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.


         SECTION 9.08.  Governing Law.   This Agreement shall be governed by,
and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.


         SECTION 9.09. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.


         SECTION 9.10. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                          FKI PLC


                                          By  /s/  Steven D. Jones
                                             --------------------------------
                                              Name:
                                              Title:



                                          ADU ACQUISITION INC.
Attest:

 /s/  Albert A. Byer                      By  /s/  Steven D. Jones
- --------------------------------             --------------------------------
                                              Name:
                                              Title:



                                          AMDURA CORPORATION
Attest:

 /s/  Frederick Whitridge, Jr.            By  /s/  James Bach
- --------------------------------             --------------------------------
                                              Name:
                                              Title:

                                                                        ANNEX A
                                                                        -------
                            Conditions to the Offer
                            -----------------------

         Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer and the Offer shall have remained outstanding for at least 30 days from the commencement of the Offer, (iii) (x) the review period under the Exon-Florio Act during which the President of the United States or his designee may commence an investigation of the Offer, the Merger or the other transactions contemplated by the Agreement shall not have expired or otherwise been terminated without such investigation having been commenced or (y) such investigation shall have been commenced and (I) the period under the Exon-Florio Act during which such investigation must be completed shall not have expired or otherwise been terminated or Purchaser shall not have received notice that such investigation has been completed and (II) (A) the period under the Exon-Florio Act during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Offer, the Merger or the other transactions contemplated by the Agreement shall not have expired or otherwise been terminated without any such action being threatened, announced or taken or (B) the President shall not have announced a decision to take any such action, in each case, prior to the expiration to the Offer and the Offer shall have remained outstanding for at least 30 days from the commencement of the Offer, or (iv) at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

                 (a) there shall have been instituted or be pending any action or proceeding brought by any governmental, administrative or regulatory authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent pursuant to the Offer, or the consummation of any other Transaction, or seeking to obtain material damages in connection with any Transaction; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, in each case as a result of the Transactions; (iii) seeking to impose material limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of this Agreement and the Merger; or (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares;

                 (b) there shall have been issued any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person other than any governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of any other Transaction; (ii) prohibits or limits materially the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, in each case as a result of the Transactions; (iii) imposes material limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of this Agreement and the Merger; or (iv) requires divestiture by Parent or Purchaser of any Shares;

                 (c) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any Transaction, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both (i) and (ii) other than the routine application of the waiting period provisions of the HSR Act to the Offer, the Stockholders Agreement or the Merger, in each case which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above;

                 (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or on the London Stock Exchange, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index or FTSE 100 Index by an amount in excess of 20% from the date hereof,
         (iii) a currency moratorium on the exchange markets in London or New York City, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions in the United States or the United Kingdom,
         (vi) a commencement of a war or armed hostilities or other national or international calamity involving the United States or the United Kingdom or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

                 (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the then outstanding Shares has been acquired by any person, other than Parent or any of its affiliates, or (ii) (A) the Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or this Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (B) the Board shall have resolved to do any of the foregoing;

                 (f) any material representation and warranty of the Company in this Agreement shall prove to be untrue or incorrect in any material respect as of the date of this Agreement;

                 (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under this Agreement;

                 (h) this Agreement shall have been terminated in accordance with its terms; or

                 (i) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which in the judgment of Parent makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

         The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                  Schedules
                                  ---------


                     Schedule 3.01 - Subsidiaries

                     Schedule 3.03 - Commitments and Encumbrances

                     Schedule 3.06 - Compliance

                     Schedule 3.07 - Undisclosed Liabilities

                     Schedule 3.08 - Absence of Certain Changes or Events

                     Schedule 3.09 - Absence of Litigation

                     Schedule 3.12 - Environmental Matters

                     Schedule 5.01 - Supplemental Severance Plan

                                                                   Exhibit (b)

                 STOCKHOLDERS AGREEMENT, dated as of March 15, 1995 (this "Agreement"), between ADU ACQUISITION INC., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of FKI plc, a company organized under the laws of England ("Parent"), and the persons listed on Schedule A hereto (each, individually, a "Stockholder" and, collectively, the "Stockholders").

                 WHEREAS, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined in this Agreement have the meanings ascribed to them in the Merger Agreement), with Amdura Corporation, a Delaware corporation (the "Company"), which provides, among other things, upon the terms and subject to the conditions thereof, for the acquisition by Purchaser of all the outstanding shares of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") through (a) a tender offer (the "Offer") for all shares of Company Common Stock for the Per Share Amount (as defined in the Merger Agreement) and (b) a second-step merger pursuant to which Purchaser will merge with and into the Company (the "Merger") and all outstanding shares of Company Common Stock (other than shares of Company Common Stock held by Purchaser or Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company and shares of Company Common Stock held in the treasury of the Company) will be converted into the right to receive the Per Share Amount in cash; and

                 WHEREAS, as of the date hereof, each Stockholder owns (beneficially or of record) the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule A hereto; and

                 WHEREAS, as a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser have required that the Stockholders agree, and in order to induce Parent and Purchaser to enter into the Merger Agreement, the Stockholders have agreed, severally and not jointly, to tender pursuant to the Offer, in accordance with the terms of this Agreement, all the shares of the Company Common Stock now owned (beneficially or of record) and which may hereafter be acquired by each Stockholder (the "Shares").

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                  ARTICLE I

               REPRESENTATIONS AND COVENANTS OF THE STOCKHOLDERS


                 SECTION 1.01. Authority Relative to this Agreement. Each Stockholder represents and warrants to Purchaser, severally and not jointly, that such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; that the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action; that this Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of such Stockholder, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting generally the enforcement of creditors' rights and by the availability of equitable remedies; that the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not conflict with or violate the Certificate of Incorporation or By-laws of such Stockholder or conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected or require any consent, approval, authorization or permit of, or filing with, or notification to, any governmental or regulatory authority, domestic or foreign, to be obtained or made by such Stockholder except for applicable requirements, if any, of the Exchange Act.



                 SECTION 1.02. Title to Shares. Each Stockholder hereby represents and warrants, severally and not jointly, that it is the beneficial owner of the number of Shares set forth opposite such Stockholder's name on Schedule A, that such Shares are owned by it free and clear of all liens, encumbrances and restrictions whatsoever and that such Stockholder has not granted any proxy with respect to such Shares which is currently in effect.



                 SECTION 1.03. No Disposition or Encumbrance of Shares. Except as contemplated by Section 1.04 hereof, each Stockholder hereby covenants and agrees, severally and not jointly, that such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares now owned or that may hereafter be acquired by such Stockholder at any time prior to the termination of this Agreement as to such Stockholder.



                 SECTION 1.04.              No Solicitation of Transactions.
Subject to the fiduciary duties as a director of the Company of any representative or agent of any Stockholder who is such a director as contemplated in Section 6.05 of the Merger Agreement, each Stockholder shall not, directly or indirectly, through any agent or representative or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any Third Party Transaction at any time prior to the termination of this Agreement as to such Stockholder.

                 SECTION 1.05. Agreement to Tender the Shares Pursuant to the Offer. Each Stockholder agrees to validly tender and not withdraw pursuant to the Offer all the Shares now owned (beneficially or of record) or that may hereafter be acquired by such Stockholder. Notwithstanding the foregoing, such Stockholder may withdraw such Shares from the Offer in the event that the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger, the Merger Agreement or any other Transaction in order to approve any Third Party Transaction which the Board determines in the exercise of its good faith judgment and after consultation with independent legal counsel and the Company's financial advisors to be more favorable to the Company's stockholders than the Offer and the Merger taken together.



                 SECTION 1.06.              Filings and Announcements.
Purchaser agrees to provide to each Stockholder an advance copy of and an opportunity to comment on those portions of each public announcement by Purchaser or Parent and each document filed with the SEC or distributed to Stockholders pursuant to the Exchange Act by Purchaser or Parent in connection with the Offer or the Merger which refer to such Stockholder or this Agreement.




                                   ARTICLE II

                                 MISCELLANEOUS


                 SECTION 2.01. Indemnification. From and after the date hereof, Parent and Purchaser (the "Indemnifying Parties") jointly and severally shall indemnify and hold harmless each of the Stockholders (collectively the "Indemnified Parties" and individually an "Indemnified
Party") against any loss, damage or expense (including reasonable attorney's fees and disbursements) actually incurred by any such Indemnified Party to the extent arising from any Company stockholders or third party claim, suit or demand in connection with this Agreement or the Transactions (a "Third Party Claim"). For purposes of this Section 2.01, a Third Party Claim shall expressly exclude any claim, suit or demand brought or instituted by any partner, investor, stockholder or affiliate of any Indemnified Party.


                 The Indemnified Parties shall give the Indemnifying Parties prompt written notice of any Third Party Claim which they believe will give rise to indemnification under this Section 2.01; provided, however, that the failure to give such notice, shall not affect the liability of the Indemnifying Parties hereunder unless and to the extent the failure to give such notice adversely affects the ability of the Indemnifying Parties to defend themselves or to mitigate the damages sought in such Third Party Claim. Except as hereinafter provided, the Indemnifying Parties shall have the right to defend and to direct the defense against any such Third Party Claim in its name or in the name of any Indemnified Party at the Indemnifying Parties' expense and with counsel selected by agreement of the Indemnified Parties, and reasonably acceptable to Parent, which shall be the only counsel for the Indemnified Parties, and only the Indemnifying Parties will have the right to settle or compromise any such Third Party Claim; provided, however, that (i) the Indemnifying Parties shall only be responsible for the first $50,000 in fees and disbursements of such counsel in defending the Indemnified Parties in any such Third Party Claim and the Indemnified Parties shall be responsible for such legal fees and disbursements in excess of $50,000, and (ii) the Indemnifying Parties will not, without the Indemnified Parties' written consent, settle or compromise any claim or consent to any entry of judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Parties a release from all liability in respect of such Third Party Claim. The

Indemnified Parties shall cooperate in the defense of any such Third Party Claim. If the Indemnifying Parties, within a reasonable time after notice of a Third Party Claim, fail to defend the Indemnified Parties, the Indemnified Parties shall be entitled to undertake the defense, compromise or settlement of such Third Party Claim at the expense of (subject to the limitations set forth herein) and for the account and risk of the Indemnifying Parties subject to the rights of the Indemnifying Parties to assume the defense of such Third Party Claim at any time prior to the settlement, compromise or final determination thereof.

                 Notwithstanding anything contained in this Section 2.01, any Indemnified Party may engage counsel of its own choice; provided, however, that all of the fees and disbursements of such counsel shall be the sole responsibility of such Indemnified Party.


                 SECTION 2.02. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.



                 SECTION 2.03. Further Assurances. Each Stockholder and Purchaser will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.



                 SECTION 2.04. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.



                 SECTION 2.05. Entire Agreement. This Agreement constitutes the entire agreement between Purchaser and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Purchaser and each Stockholder with respect to the subject matter hereof.



                 SECTION 2.06. Assignment. This Agreement shall not be assigned by operation of law or otherwise (other than by will or the laws of descent and distribution), except the Purchaser may assign all or any of its rights and obligations hereunder to any wholly-owned subsidiary of Parent, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.



                 SECTION 2.07. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.



                 SECTION 2.08. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.



                 SECTION 2.09. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.



                 SECTION 2.10. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 2.10):


                 if to Purchaser:

                          ADU Acquisition Inc.
                          c/o FKI Industries Inc.
                          425 Post Road
                          Fairfield, CT  06430-0970
                          Facsimile No.  (203) 255-7101
                          Attention:  General Counsel


                 with copies to:

                          FKI plc
                          West House
                          King Cross Road
                          Halifax, West Yorkshire  HX1 1EB
                          England
                          Facsimile No.  (011) 44-422-330-407
                          Attention:  Company Secretary

                          and

                          Parson & Brown
                          230 Park Avenue
                          New York, NY  10169
                          Facsimile No.  (212) 682-9112/9113
                          Attention:  James H. Bell, Esq.

                 if to a Stockholder:

                          to its address set forth on Schedule A hereto.



                 SECTION 2.11. Termination. This Agreement shall terminate upon the termination of the Merger Agreement. Any Stockholder may terminate this Agreement as to itself if (a) the Merger Agreement shall have been amended in any way which adversely affects such Stockholder, (b) the Offer shall not have been commenced within 10 Business Days after the date of this Agreement or (c) such Stockholder's Shares shall not have been accepted for payment and paid for within 90 days after the date of this Agreement.



                 SECTION 2.12.              Fees and Expenses of Counsel.
Purchaser agrees to pay the reasonable fees and expenses of legal counsel retained by any Stockholder in any action brought to enforce its rights hereunder to the extent that such action is successful on the merits.



                 SECTION 2.13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.



                 SECTION 2.14. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.



                 SECTION 2.15. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Purchaser has caused this Agreement to be executed by its officer thereunto duly authorized and each Stockholder has duly executed this Agreement, each as of the date first written above.

                                    ADU ACQUISITION INC.


                                    By:  /s/  Steven D. Jones
                                        -------------------------------------
                                         Name:
                                         Title:



THE STOCKHOLDERS:                   INTERNATIONALE NEDERLANDEN (U.S.)
                                    CAPITAL CORPORATION


                                    By:  /s/  Tracey L. Rudd
                                        -------------------------------------
                                         Name:
                                         Title:



                                    ORCAS LIMITED PARTNERSHIP
                                      By: Archipelago Corp., Its General Partner


                                    By:  /s/  Frederick Whitridge, Jr.
                                        -------------------------------------
                                         Name:
                                         Title:



                                    NETWORK COMPANY II


                                    By:  /s/  John W. Gildea
                                        -------------------------------------
                                         Name:
                                         Title:



                                    INVESTORS TRADING A.B.


                                    By:  /s/  Anders Rydin
                                        -------------------------------------
                                         Name:
                                         Title:

                                  SCHEDULE A


      Name                                                      Shares
      ----                                                      ------
      Internationale Nederlanden (U.S.)
        Capital Corporation                                    4,641,535

      Orcas Limited Partnership                                5,149,582

      Network Company II                                       1,710,083

      Investors Trading A.B.                                   4,909,451

                                                                    Exhibit (c)

                 SUPPLEMENTAL STOCKHOLDERS AGREEMENT, dated as of March 15, 1995 (this "Agreement"), between ADU ACQUISITION INC., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of FKI plc, a company organized under the laws of England ("Parent"), and the persons listed on Schedule A hereto (each, individually, a "Stockholder" and, collectively, the "Stockholders").

                 WHEREAS, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined in this Agreement have the meanings ascribed to them in the Merger Agreement), with Amdura Corporation, a Delaware corporation (the "Company"), which provides, among other things, upon the terms and subject to the conditions thereof, for the acquisition by Purchaser of all the outstanding shares of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") through (a) a tender offer (the "Offer") for all shares of Company Common Stock for the "Per Share Amount" (as defined in the Merger Agreement) and (b) a second-step merger pursuant to which Purchaser will merge with and into the Company (the "Merger") and all outstanding shares of Company Common Stock (other than shares of Company Common Stock held by Purchaser or Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company and shares of Company Common Stock held in the treasury of the Company) will be converted into the right to receive the Per Share Amount in cash; and

                 WHEREAS, as of the date hereof, each Stockholder owns (beneficially or of record) the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule A hereto; and

                 WHEREAS, Purchaser and each Stockholder have entered into a Stockholders Agreement, dated the date hereof (the "Stockholders Agreement"); and

                 WHEREAS, as a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser have required that the Stockholders agree, and in order to induce Parent and Purchaser to enter into the Merger Agreement, each Stockholder has agreed, severally and not jointly, to compensate Purchaser in the event that such Stockholder does not tender pursuant to the Offer, in accordance with the terms of the Stockholders Agreement, all the shares of the Company Common Stock now owned (beneficially or of record) and which may hereafter be acquired by each Stockholder (the "Shares").

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                  ARTICLE I

               REPRESENTATIONS AND COVENANTS OF THE STOCKHOLDERS


                 SECTION 1.01. Authority Relative to this Agreement. Each Stockholder represents and warrants to Purchaser, severally and not jointly, that such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; that the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action; that this Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of such Stockholder, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting generally the enforcement of creditors' rights and by the availability of equitable remedies; that the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not conflict with or violate the Certificate of Incorporation or By-laws of such Stockholder or conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected or require any consent, approval, authorization or permit of, or filing with, or notification to, any governmental or regulatory authority, domestic or foreign, to be obtained or made by such Stockholder except for applicable requirements, if any, of the Exchange Act.



                 SECTION 1.02. Fee. If the Offer is terminated because of the failure of any condition thereof and a Third Party Transaction is consummated within 180 days thereafter, then each Stockholder shall pay Purchaser a fee equal to: (a) if any Shares of such Stockholder were sold, exchanged, disposed of or cancelled in the Third Party Transaction, 50% of the excess, if any, of (i) the consideration per Share received by such Stockholder for the Shares so sold, exchanged, disposed of or cancelled over (ii) the Per Share Amount, multiplied by the number of Shares so sold, exchanged, disposed of or cancelled, and (b) if no Shares of such Stockholder were sold, exchanged, disposed of or cancelled in the Third Party Transaction but such Stockholder received a distribution in respect of its Shares as a result of the Third Party Transaction, 50% of the excess, if any, of (i) the amount per Share distributed to such Stockholder divided by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction over (ii) the Per Share Amount, multiplied by the percentage of the consolidated total assets of the Company disposed of in the Third Party Transaction and then by the number of Shares then owned by such Stockholder. Such fee shall be paid to Purchaser promptly (but in no event later than one business day) after such Stockholder's receipt of the consideration or distribution.

                                   ARTICLE II

                                 MISCELLANEOUS


                 SECTION 2.01. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.



                 SECTION 2.02. Further Assurances. Each Stockholder and Purchaser will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.



                 SECTION 2.03. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.



                 SECTION 2.04. Entire Agreement. This Agreement constitutes the entire agreement between Purchaser and the Stockholders with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Purchaser and each Stockholder with respect to the subject matter hereof.



                 SECTION 2.05. Assignment. This Agreement shall not be assigned by operation of law or otherwise (other than by will or the laws of descent and distribution), except the Purchaser may assign all or any of its rights and obligations hereunder to any wholly-owned subsidiary of Parent, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.



                 SECTION 2.06. Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, in intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.



                 SECTION 2.07. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein other than the condition set forth in Section 1.04 with respect to satisfaction of the Minimum Condition. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.



                 SECTION 2.08. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.



                 SECTION 2.09. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 2.09):


                 if to Purchaser:

                          ADU Acquisition Inc.
                          c/o FKI Industries Inc.
                          425 Post Road
                          Fairfield, CT  06430-0970
                          Facsimile No.  (203) 255-7101
                          Attention:  General Counsel

                 with copies to:

                          FKI plc
                          West House
                          King Cross Road
                          Halifax, West Yorkshire  HX1 1EB
                          England
                          Facsimile No.  (011) 44-422-330-407
                          Attention:  Company Secretary

                 and

                          Parson & Brown
                          230 Park Avenue
                          New York, NY  10169
                          Facsimile No.  (212) 682-9112/9113
                          Attention:  James H. Bell, Esq.

                 if to a Stockholder:

                          to its address set forth on Schedule A hereto.



                 SECTION 2.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.



                 SECTION 2.11. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.



                 SECTION 2.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Purchaser has caused this Agreement to be executed by its officer thereunto duly authorized and each Stockholder has duly executed this Agreement, each as of the date first written above.


                                   ADU ACQUISITION INC.


                                   By:  /s/  Steven D. Jones
                                       ---------------------------------------
                                        Name:
                                        Title:



THE STOCKHOLDERS:                  INTERNATIONALE NEDERLANDEN (U.S.)
                                   CAPITAL CORPORATION


                                   By:  /s/ Tracey L. Rudd
                                       ---------------------------------------
                                        Name:
                                        Title:



                                   ORCAS LIMITED PARTNERSHIP
                                     By: Archipelago Corp., Its General Partner


                                   By:  /s/  Frederick Whitridge, Jr.
                                       ---------------------------------------
                                        Name:
                                        Title:



                                   NETWORK COMPANY II


                                   By:  /s/  John W. Gildea
                                       ---------------------------------------
                                        Name:
                                        Title:

                                   SCHEDULE A



      Name                                                      Shares
      ----                                                      ------
      Internationale Nederlanden (U.S.)
        Capital Corporation                                    4,641,535

      Orcas Limited Partnership                                5,149,582

      Network Company II                                       1,710,083

                                                                    Exhibit (d)


                  [Donaldson, Lufkin & Jenrette Letterhead]



                                                              November 21, 1994



FKI plc
West House, King Cross Road
Halifax, West Yorkshire HXI LEB, England
Attention: S.D. Jones

Gentlemen:

      In connection with your consideration of a possible negotiated transaction by you or one or more of your affiliates (as the term "affiliate" is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")), involving The Crosby Group, Inc. ("Crosby"), a wholly-owned subsidiary of Amdura Corporation ("Amdura," and together with Crosby, the "Company")
(a "Transaction"), the Company, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), acting as the Company's exclusive financial advisor in connection with the proposed Transaction, and their respective advisors and agents are prepared to make available to you certain information which is non-public, confidential or proprietary in nature.

      By execution of this letter agreement (the "Agreement"), you agree to treat confidentially all such information whether written or oral
(the "Evaluation Material"), and to observe the terms and conditions set forth herein. You also agree that, subject to the fourth paragraph of this letter, prior to giving any of your directors, officers, employees, partners, affiliates, agents, advisors or representatives (hereinafter, "Representatives") access to any of the Evaluation Material, you shall require each such Representative to be bound by the terms of this Agreement to the same extent as if they were parties hereto. You further agree to be responsible for any breach of this Agreement by any of your Representatives.

        For purposes of this Agreement, Evaluation Material shall include, without limitation, all information, data, reports, analyses, compilations, studies, interpretations, projections, forecasts, records, and other materials (whether prepared by the Company, DLJ or otherwise and in whatever form maintained, whether documentary, computerized or otherwise), regardless of the form of communication, that contain or otherwise reflect information concerning the Company that you or your Representatives may be provided by or on behalf of the Company or DLJ in the course of your evaluation of a possible Transaction. The term "Evaluation Material" shall also include all information, data, reports, analyses, computations, studies, interpretations, projections, forecasts, records, notes, memoranda, summaries or other materials in whatever form maintained, whether documentary, computerized or otherwise, whether prepared by you or your Representatives or others, that contain or otherwise reflect or are based upon, in whole or in part, any such Evaluation Material or that reflect your review of, or interest in, all or any portion of the Company (the "Notes"). This Agreement shall be inoperative as to those particular portions of the Evaluation Material that (i) become generally available to the public other than as result of a disclosure by you or any of your Representatives, (ii) were available to you on a non-confidential basis prior to the disclosure of such Evaluation Material to you pursuant to this Agreement, provided that the source of such information

S.D. Jones
FKI plc
Page 2                                                         November 21, 1994


was not known by you or any of your Representatives, after reasonable investigation, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any of its affiliates with respect to such material or (iii) become available to you on a non-confidential basis from a source other than the Company or its agents, advisors or representatives provided that the source of such information was not known by you or any of your Representatives, after reasonable investigation, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any of its affiliates with respect to such material.

        You agree that you will not use the Evaluation Material for any purpose other than determining whether you wish to enter into a Transaction. You agree not to disclose or allow disclosure to others of any Evaluation Material; provided that, subject to the second paragraph of this agreement, you may disclose Evaluation Material to your Representatives to the extent necessary to permit such Representatives to assist you in making the determination referred to in the prior sentence. You shall maintain a list of those of your Representatives to whom Evaluation Material has been disclosed (which list shall be presented to the Company upon request) and shall take all reasonable measures (including but not limited to court proceedings), at your sole expense, to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. In furtherance of the foregoing, you agree that you will not use the Evaluation Material in any way directly or indirectly detrimental to the Company. In particular you agree that for a period of 12 months from the date of the signing of this Agreement you and your affiliates will not knowingly, as a result of knowledge or information obtained from the Evaluation Material or otherwise in connection with a possible
Transaction: (i) divert or attempt to divert any business or customer of the Company or any of its affiliates; nor (ii) employ or attempt to employ or divert an employee of the Company or any of its affiliates.

        In addition, you agree that you will not make any disclosure (i) that you, DLJ or the Company are having or have had discussions, or that you have received Evaluation Material from the Company or DLJ concerning a Transaction,
(ii) that you are considering a possible Transaction or (iii) concerning any discussions related to a possible Transaction, including the status thereof, any termination thereof, any decision on your part to no longer consider any such Transaction or any of the terms, conditions or other facts with respect thereto; provided that you may make such disclosure if you have received the written opinion of your counsel that such disclosure must be made by you in order that you not commit a violation of law and, prior to such disclosure, you promptly advise and consult with the Company and its legal counsel concerning the information you propose to disclose. Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you will not, directly or indirectly, enter into any agreement, arrangement or understanding with any person regarding a possible Transaction. The term "person" as used in this letter shall be broadly interpreted to include, without limitation, the media and any corporation, partnership, group, individual or other entity.

      Although the Company and DLJ have endeavored to include in the Evaluation Material information known to them which they believe to be relevant for the purpose of your investigation, you understand and agree that none of the Company, DLJ or any of their affiliates, agents, advisors or representatives
(i) have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Material or (ii) shall have any liability whatsoever to you

S.D. Jones
FKI plc
Page 3                                                         November 21, 1994


or your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

     Without limiting the generality of the immediately preceding paragraph, the Evaluation Material may include certain statements, estimates and projections provided by the Company with respect to the anticipated future performance of the Company. Such statements, estimates and projections reflect various assumptions made by the Company concerning anticipated results, which assumptions may or may not prove to be correct. No representations are made as to the accuracy of such assumptions, statements, estimates or projections, including the budget. The only information that will have any legal effect will be specifically represented in a definitive purchase agreement; in no event will such definitive agreement contain any representation as to the projections.

     In the event that you or anyone to whom you transmit any Evaluation Material in accordance with this Agreement are requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any Evaluation Material, you will give the Company prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and you will cooperate with the Company to obtain such protective order. In the event that such protective order or other remedy is not obtained or the Company waives compliance with the relevant provisions of this Agreement, you (or such other persons to whom such request is directed) will furnish only that portion of the Evaluation Material which, in the written opinion of your counsel, is legally required to be disclosed. It is further agreed that, if in the absence of a protective order you (or such other persons to whom such request is directed) are nonetheless legally compelled to disclose such information, you may make such disclosure without liability hereunder, provided that you give the Company notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the Company's request, use your best efforts to obtain assurances that confidential treatment will be accorded to such information and, provided further, that such disclosure was not caused by and did not result from a previous disclosure by you or any of your Representatives not permitted hereunder.

     If you decide that you do not wish to proceed with a Transaction, you will promptly notify DLJ of that decision. In that case, or if the Company shall elect at any time to terminate further access by you to the Evaluation Material for any reason, you will within two business days redeliver to us all copies of the Evaluation Material in the possession of you or your affiliates or your Representatives, will destroy all Notes and will further deliver to DLJ and the Company a certificate executed by one of your duly authorized executive officers indicating that the requirements of this sentence have been satisfied in full. Notwithstanding the return or destruction of Evaluation Material and Notes, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

     You hereby acknowledge that you are aware that the securities laws of the United States prohibit any person who has material, non-public information concerning the Company or a possible Transaction involving the Company from purchasing or selling securities in reliance upon such information or from communicating such information to any other person or entity under circumstances in which it is reasonably foreseeable that such person or entity is likely to purchase or sell such securities in reliance upon such information.

S.D.Jones
FKI plc
Page 4                                                        November 21, 1994

     You agree that, for a period of three years from the date of this agreement, unless such shall have been specifically invited in writing by the Board of Directors of the Company, neither you nor any of your Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidiation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, (b) form, join or in any way participate in a "group" (as defined under the Exchange Act), (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. You also agree during any such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

     You understand that (i) the Company and DLJ shall conduct the process for a possible Transaction as they in their sole discretion shall determine (including, without limitation, negotiating with any propsective buyer and entering into definitive agreements without prior notice to you or any other person), (ii) any procedures relating to such a Transaction may be changed at any time without notice to you or any other person, (iii) the Company shall have the right to reject or accept any potential buyer, proposal or offer, for any reason whatsoever, in its sole discretion, and (iv) neither you nor any of your Representatives shall have any claims whatsoever against the Company or DLJ or any of their respective directors, officers, stockholders, owners, affiliates or agents arising out of or relating to the Transaction (other than those against the parties to a definitive agreement with you in accordance with the terms thereof).

     It is further understand and agreed that DLJ will arrange for appropriate contacts for due diligence purposes. It is also understood and agreed that all
(i) communications regarding a possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding procedures, will be submitted or directed exclusively to DLJ, and that none of your or your Representatives who are aware of the Evaluation Material and/or the possibility of a Transaction will initiate or cause to be initiated any communication with any director, officer or employee of the Company concerning the Evaluation Material or a Transaction.

     You agree that unless and until a definitive agreement between the Company and you with respect to any Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such Transaction.

     You agree that money damages would not be a sufficient remedy for any breach of this Agreement by you or your Representatives, that in addition to all other remedies the Company shall be entitled to specific persormance and injunctive or other equitable relief as a remedy for any such

S.D.Jones
FKI plc
Page 5                                                        November 21, 1994

breach, and you further agree to waive, and to use your best efforts to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, you shall be liable and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

     The Company reserves the right to assign its rights, powers and privileges under this letter agreement (including, without limitation, the right to enforce the terms of this letter agreement) to any person who enters into a Transaction.

     All modifications of, waivers of and amendments to this Agreement or any part hereof must be in writing signed on behalf of you and the Company or by you and DLJ, as agent for the Company. You acknowledge that the Company is intended to be benefited by this Agreement and that the Company shall be entitled, either alone or together with DLJ, to enforce this Agreement and to obtain for itself the benefit of any remedies that may be available for the breach hereof.

     It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder.

     You hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any State or Federal court sitting in New York City over any suit, action or proceeding arising out of or relating to this letter. You hereby agree that service of any process, summons, notice or document by U.S. registered mail addressed to you shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. You agree that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon you and may be enforced in any other courts to whose jurisdiction you are or may be subject, by suit upon such judgment.

     In the event that any provision or portion of this letter is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

S.D. Jones
FKI plc
Page 6                                                         November 21, 1994


This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

     If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

                                        Very truly yours,


                                        AMDURA CORPORATION

                                        By:     /s/ Benoit Jamar
                                           --------------------------
                                           Benoit Jamar
                                        DONALDSON, LUFKIN & JENRETTE
                                             SECURITIES CORPORATION
                                        as Exclusive Agent

Agreed and Accepted:
FKI plc


By:        /s/ Steven D. Jones
    ---------------------------------

Title: Director of Corporate Planning
       ------------------------------

Date: 1-DECEMBER 1994.
      ----------------

                                                                     Exhibit (e)

                   [Donaldson, Lufkin & Jenrette Letterhead]

                                                                  March 15, 1995
Board of Directors
Amdura Corporation
900 Main Street, South
Suite 2A Building B
Southbury, CT 06488-0870

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the common stock of Amdura Corporation (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger dated as of March 15, 1995 (the "Agreement"), among FKI plc ("FKI"), the Company and ADU Acquisition Inc., a wholly-owned subsidiary of FKI (together with FKI, the "Acquiror").

    Pursuant to the Agreement, the Acquiror will commence a tender offer for any and all outstanding shares of the Company's common stock (the "Common Stock") at a price of $2.30 per share (the "Purchase Price"). The tender offer is to be followed by a merger in which (i) each share of Common Stock which has not been tendered would be converted into the right to receive the Purchase Price and
(ii) each share of the Company's Convertible Preferred Stock would be converted into the right to receive $2,500.00 in cash.

    In arriving at our opinion, we have reviewed a draft of the Agreement as well as financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management. Included in the information provided during discussions with management was a budget of the Company for 1995 and certain financial projections (the "Projections") of the Company for the period beginning January 1, 1996 and ending December 31, 1999. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

    In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the Projections, given the cyclical nature of the business of The Harris Waste Management Group, a wholly-owned subsidiary of the Company, we did not place great weight on the Projections for the purpose of our analysis in rendering our opinion. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Purchase Price to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

                                       Very truly yours,

                                       DONALDSON, LUFKIN & JENRETTE
                                       SECURITIES CORPORATION

                                             /s/ BENOIT JAMAR
                                       By: _____________________________

                                                  Benoit Jamar
                                                  Managing Director